Exhibit 99.1
WESTERN FOREST PRODUCTS INC.
Annual Information Form – March 4, 2008

TABLE OF CONTENTS

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS AND INFORMATION	4
INTRODUCTION	5
CORPORATE STRUCTURE	5
GENERAL DEVELOPMENT OF THE BUSINESS	6
History	6
The Plan	6
Refinancing	6
Acquisition of the Englewood Logging Division and New Long-Term Fibre Supply Agreement	7
Acquisition of Cascadia Forest Products Ltd.	7
Restructuring Activities	8
BUSINESS OF THE COMPANY	9
Company Profile	9
Strategy	9
Operations	9
Industry	10
Competitive position	10
Forest Resources	10
Manufacturing Facilities	14
Discontinued Pulp Mill Operations	16
Sales, Marketing and Distribution	17
Competition	18
Softwood Lumber Dispute	18
First Nations Relations	20
Capital Expenditures	21
Human Resources	21
Research and Development	22
RISK FACTORS	23
Variable Operating Performance and Product Pricing	23
International Business and Risks of Exchange Rate Fluctuations	23
Employees and Labour Relations	24
Long-Term Competition	24
Impact of Mountain Pine Beetle Infestation	24
Forest Resource Risk and Natural Catastrophes	25
Liquidity and Capital Resources	25
Dependency on Fibre Obtained from Government Timber Tenures	25
Forest Policy Changes in British Columbia	26
First Nations Land Claims	26
Stumpage Fees	27
Safety	27
Environmental Regulation	27
Regulatory Risks	28
Legal Proceedings	28
Reliance on Directors, Management and Other Key Personnel	28
DIVIDENDS	28
CAPITAL AND DEBT STRUCTURE	28
Share Capital	28
Meetings of Shareholders	30
Class C Warrants	30
Stock Options	30
Working Capital Facility	31
Senior Secured Facilities	31

MARKET FOR SECURITIES	32
Trading Price and Volume	32
DIRECTORS AND OFFICERS	32
CORPORATE GOVERNANCE AND BOARD COMMITTEES	37
Nominating and Corporate Governance Committee	37
Environmental, Health and Safety Committee	38
Management Resources and Compensation Committee	38
Audit Committee	38
Disclosure Committee	40
LEGAL PROCEEDINGS	40
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	40
TRANSFER AGENTS AND REGISTRARS	40
MATERIAL CONTRACTS	41
INTEREST OF EXPERTS	41
ADDITIONAL INFORMATION	41
GLOSSARY OF CERTAIN TERMS	42
APPENDIX	45

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Annual Information Form contains statements which constitute forward-looking statements and forward-looking information within the meaning of applicable securities laws. Those statements appear in a number of places in this document and include statements and information regarding our intent, belief or current expectations primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and our future operating performance. Such statements and information may be indicated by words such as “estimate”, “expect”, “anticipate”, “plan”, “intend”, “believe”, “should”, “may” and similar words and phrases. Readers are cautioned that any such forward-looking statements and information are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ from those expressed or implied in the forward-looking statements or information as a result of various factors. Such risks and uncertainties include, among others: general economic and business conditions, competition and product selling prices, raw material and operating costs, changes in foreign currency exchange rates, labour disruptions, natural disasters, relations with First Nations groups, changes in laws, regulations or public policy, fluctuations in demand and supply for our products, industry production levels, our ability to execute our business plan, and misjudgments in the course of preparing forward-looking statements or information. The information contained in this Annual Information Form, including, without limitation, the information set forth under the heading “Business of the Company” and “Risk Factors” and the information contained in our consolidated financial statements and accompanying management’s discussion and analysis for the year ended December 31, 2007, identifies important factors that could cause such differences. All written and oral forward-looking statements or information attributable to us or persons acting on our behalf are expressly qualified in their entirety by such cautionary statements. Except as required by law, Western Forest Products Inc. does not expect to update forward-looking statements or information as conditions change.

INTRODUCTION
All information in this Annual Information Form is as of March 4, 2008, unless otherwise indicated. All dollar amounts are expressed in Canadian dollars, unless otherwise indicated.
In this Annual Information Form, unless the context otherwise requires, “Western”, “Company”, “we”, “us”, “our” and similar terms refer to Western Forest Products Inc. and its subsidiaries. Certain other terms used in this Annual Information Form are defined under “Glossary of Certain Terms”, which can be found at the end of this document, starting at page 42.
4204247 Canada Inc. was incorporated under the Canada Business Corporations Act (“CBCA”) on April 27, 2004 and changed its name to Western Forest Products Inc. on June 21, 2004.
Western was incorporated for the purposes of implementing a plan of compromise and arrangement (the “Plan”) regarding Doman Industries Limited (“Doman”) and certain subsidiaries (collectively, the “Predecessor”). On July 27, 2004, the Plan Implementation Date, the Company acquired the solid wood and pulp assets of the Predecessor. Until the Plan was implemented, Western did not carry on business and had no material assets or liabilities. Business commenced on July 28, 2004 after the implementation of the Plan.
On May 1, 2006, Western acquired all of the issued and outstanding shares of Cascadia Forest Products Ltd. (“Cascadia”). Immediately after the acquisition, Western and Cascadia amalgamated with two of Western’s subsidiaries, WFP Western Lumber Ltd. and Mid-Island Reman Inc. The amalgamated company continued as Western Forest Products Inc. On March 1, 2007,Western amalgamated with its wholly-owned subsidiary, Western Pulp Limited. The amalgamated company continues to be called Western Forest Products Inc. In June 2006, Western’s Articles were amended to create non-voting shares.
CORPORATE STRUCTURE
Western’s head office is located at 3rd Floor, 435 Trunk Road, Duncan, British Columbia, V9L 2P9 and the registered office is located at Suite 3000, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3.
As of this report, the Company has the following wholly or partially owned subsidiaries, each of which was incorporated or continued under and is governed by the laws of the jurisdiction set out following its name:

Cascadia Fibre Supply Ltd. (British Columbia)	100%

MacMillan Bloedel Kabushiki Kaisha (Japan)	100%

Western Forest Products Pty. Ltd. (Australia)	100%

Western Lumber Sales Limited (Canada)	100%

WFP Quatsino Navigation Limited (Canada)	100%

Strathcona Helicopters Ltd. (Canada)	50%

WFP Forest Products Ltd. (Canada)	100%

Timber Crest Estates Limited (Canada)	50%

GENERAL DEVELOPMENT OF THE BUSINESS
History
Beginning in 1967, the Predecessor built a substantial forest products company on the British Columbia coast. In 2002, the Predecessor experienced significant liquidity constraints and on November 7, 2002, the Predecessor was granted protection from its creditors pursuant to the Companies’ Creditors Arrangement Act (Canada) (“CCAA”). Western was incorporated for the purposes of implementing the Plan and on July 27, 2004, the Plan Implementation Date, the Company acquired the solid wood assets and pulp assets of the Predecessor.
The Plan
The purpose of the Plan was to compromise the claims of the Predecessor’s affected creditors so as to enable the Predecessor’s solid wood and pulp businesses to be carried on under a new corporate structure, with relief from the debt servicing and repayment obligations to which it was subject at that time, and facilitate the refinancing of Doman’s senior secured notes through the distribution of certain warrants (exercisable for secured bonds and common shares) and the sale of certain private placement units consisting of secured bonds and common shares.
In connection with the implementation of the Plan, Western issued Class A and B Warrants to affected creditors of the Predecessor, entitling the holders to acquire plan units consisting of secured bonds and common shares (“Common Shares”) of Western. The Standby Purchasers agreed to subscribe for and take up any plan units not subscribed for by affected creditors of the Predecessor pursuant to the exercise of the Class A and B Warrants and to subscribe for additional units.
On the Plan Implementation Date, 19,226,931 Common Shares were distributed to the affected creditors of the Predecessor, 2,890,053 Common Shares and US$99,657,000 principal amount of secured bonds were issued to the holders of the Class A and B Warrants upon the exercise of Class A and B Warrants, and 3,518,947 Common Shares and US$121,343,000 principal amount of secured bonds were issued to the Standby Purchasers pursuant to their standby commitment and a concurrent private placement. (4,136 Common Shares were subsequently cancelled due to the resolution of a disputed claim in the Predecessor’s CCAA proceedings.)
Also, in connection with the implementation of the Plan, 569,373 Tranche 1 Class C Warrants, 854,146 Tranche 2 Class C Warrants and 1,423,743 Tranche 3 Class C Warrants were issued effective on the Plan Implementation Date for no consideration, to certain Doman shareholders in accordance with the terms of the Plan. See “Capital and Debt Structure – Class C Warrants”.
Until the Plan was implemented, the Company did not carry on business and had no material assets or liabilities. Western commenced business on July 28, 2004 and on August 3, 2004, the Common Shares began trading on the Toronto Stock Exchange under the symbol “WEF”.
Refinancing
On March 10, 2006, Western redeemed in full the existing US$221 million 15% secured bonds with the proceeds of new senior secured credit facilities from Brookfield Bridge Lending Fund Inc. (“BBLF”). The new credit facilities from BBLF consisted of two term facilities, a four-year US$187.5 million facility and a one-year $90 million facility, which was subsequently extended for a second year. The secured loan is non-amortizing and is pre-payable, in whole or in part, at any time on three business days’ notice and subject to certain minimum amounts. Interest on amounts drawn under the US facility was charged, until March 8, 2007, at the floating US one-month LIBOR rate plus 8.15%. Interest on the Canadian facility was charged at the CIBC Prime rate plus 5.25%. During 2006 US$4.2 million was paid down against the US debt upon completion of the equity rights offering. A further US$88.0 million was paid down in the fourth quarter of 2006 upon receipt of the softwood lumber duty refund as described under “General Development of the Business — Softwood Lumber Agreement”. In March 2007 Western renegotiated the terms of the US facility and a further US$21.8 million of debt was paid down and interest was lowered to the floating US one-month LIBOR rate plus 3%. See “Capital and Debt Structure – Senior Secured Facilities”. As at December 31, 2007, the principal outstanding on the US dollar facility was US$73.5 million. Until March 2007, interest on the Canadian dollar facility was capitalized and added to the principal and from April 2007, the Company paid interest on the Canadian dollar debt in cash. As at December 31, 2006 and 2007, the principal outstanding on the Canadian dollar facility was $99.5 million and $101.8 million, respectively.

Acquisition of the Englewood Logging Division and New Long-Term Fibre Supply Agreement
On March 17, 2006, the Company purchased the Englewood Logging Division, consisting of Tree Farm Licence 37 (“TFL 37”) on Vancouver Island and certain related assets formerly owned by Canfor, from a newly formed partnership (the “Partnership”) of Canadian Forest Products Ltd. and Oji Paper Canada Ltd. for $45 million plus the value of certain log inventories.
The Englewood Logging Division, which is located on northern Vancouver Island, comprises approximately 844,000 cubic metres of annual harvesting rights under TFL 37 (reduced from 945,000 cubic metres at the time of the acquisition following the five-year timber supply review performed by the Province). TFL 37 pertains to a total of approximately 196,000 hectares of Crown lands of which 148,000 hectares are productive forest, and include 6,800 hectares of lands now privately owned by Western. The acquisition also included three timber licences, existing capital improvements and infrastructure, machinery, equipment and railway rolling stock. We assumed certain contracts and equipment leases and offered employment to all of the approximately 270 employees involved in harvesting operations, but did not assume any other material pre-closing liabilities relating to the assets.
Also on March 17, 2006, Western executed a 40-year fibre supply agreement with the Partnership (“Fibre Supply Agreement”). As consideration for entering into the Fibre Supply Agreement, on the same day the Company received a non-refundable price premium of $80 million, of which $35 million was paid to Western in cash. The Company records the price premium as income when wood chips are delivered under the Fibre Supply Agreement. The cash portion of the premium was applied as a reduction of the amount drawn under the Company’s Working Capital Facility (as defined under “Capital and Debt Structure — Working Capital Facility”). A further $45 million of the price premium received was set off against the consideration due on the acquisition of the Englewood Logging Division. Western has granted to the Partnership a security interest in TFL 37 and related assets that will be released after the tenth anniversary, except in certain circumstances. Enforcement of that security may be commenced in certain circumstances of default, including a failure to supply a minimum of 200,000 volumetric units of wood chips in any year and a minimum of 900,000 volumetric units over any three-year period, or certain defaults specified in the Fibre Supply Agreement.
Acquisition of Cascadia Forest Products Ltd.
On May 1, 2006, the Company closed the acquisition (the “Acquisition”) of Cascadia Forest Products Ltd. from a wholly-owned subsidiary of Brookfield Asset Management Inc. (“BAM”) for interim adjusted consideration in 2006 of $214.7 million. The consideration included an estimate of Cascadia’s working capital on closing of $98.2 million. In 2007, the Company received $12.5 million from BAM with respect to the finalization of working capital. Immediately following the Acquisition, Western and Cascadia and two subsidiaries, WFP Western Lumber Ltd. and Mid-Island Reman Inc., were amalgamated. A Business Acquisition Report was filed on Form 51-102F4 with the Canadian securities regulators in respect of the Acquisition on July 17, 2006. A copy of that report is available on SEDAR at www.sedar.com under the Company’s name.
Prior to the Acquisition, Cascadia was a coastal British Columbia integrated lumber producer that harvested timber and produced high-value, high-quality wood products for customers worldwide. It was the largest Crown tenure holder in coastal British Columbia, with an allowable annual cut (“AAC”) of approximately 3.6 million cubic metres after the recent reductions of AAC under the Forest Revitalization Act (British Columbia) (“FR Act”). Cascadia was one of the largest lumber producers on the British Columbia coast, owning and operating four specialized sawmills with an aggregate annual production capacity of approximately 570 million board feet of lumber, a “custom cut” operation and four remanufacturing facilities.
Western financed the Acquisition largely by way of an offering of rights to acquire subscription receipts exchangeable for Common Shares on the closing of the Acquisition (the “Rights Offering”). The Rights Offering was qualified by Western’s short form prospectus dated January 31, 2006 (the “Rights Offering Prospectus”). A total of approximately 127.5 million subscription receipts were subscribed for by rightholders for proceeds of approximately $210 million. Pursuant to a standby agreement dated November 10, 2005 (the “Standby Agreement”), Tricap Management Limited (“Tricap Management”) purchased for approximately $85 million the approximately 51.3 million subscription receipts not purchased by other rightholders, so that a total of approximately 178.8 million subscription receipts were issued for aggregate proceeds of $295 million.
Under the Standby Agreement and the agreement governing the subscription receipts (the “Subscription Receipt Agreement”), if the exchange of subscription receipts would result in a holder or group of holders beneficially owning, or exercising control or direction over, 50% or more of our Common Shares, we were permitted to exchange only that portion of the subscription receipts owned by such holder that would result in the holder beneficially owning, or exercising control or direction over, 49% of the Common Shares then outstanding. The balance of the subscription receipts beneficially owned, or controlled or directed, by that holder were to remain outstanding after the closing of the Acquisition and to be exchanged for newly created non-voting shares (“Non-Voting Shares”) of the Corporation.
Upon the closing of the acquisition of Cascadia, a total of 94,210,564 subscription receipts were exchanged for Common Shares. Since the exchange of all its subscription receipts would have resulted in Tricap Management owning or controlling more than 50% of our Common Shares, Western exercised its option under the Subscription Receipt Agreement and the Standby Agreement to permit the exchange by Tricap Management of only that portion of the subscription receipts held by it that would result in it controlling 49% of the Common Shares. The balance of the subscription receipts held by Tricap Management were exchanged for 84,571,206 Non-Voting Shares on June 16, 2006, after Western’s shareholders voted at the 2006 annual general meeting to approve the amendment of Western’s articles to create the Non-Voting Shares as a new class of shares.
Restructuring Activities
In October 2005, Western closed its Silvertree sawmill and indefinitely suspended operations at its Saltair sawmill. Following an internal evaluation of the Company’s sawmills, including those acquired as part of the acquisition of Cascadia, Western permanently closed the New Westminster sawmill effective February 7, 2007 and re-opened the Saltair sawmill on February 12, 2007. The closure of the New Westminster sawmill facilitated the removal of excess capacity in mills that handled midsize logs and capitalized on the Saltair sawmill’s lower unit costs, additional sorting capabilities, and longer lumber-length capabilities. In the last quarter of 2007, Western entered into an agreement to sell the site of the former New Westminster sawmill for $42.6 million in cash, payable on closing. The sale, which is expected to generate a gain of approximately $11 million at closing, is subject to the Company providing the purchaser with a certificate of compliance following the environmental remediation of the site. The sale is expected to close in the first quarter of 2008.
Pulp production at our Squamish pulp mill ceased on January 26, 2006 and site shut-down was substantially completed by March 9, 2006. The Company sold substantially all the pulp production equipment and continues to evaluate possible future uses for the Squamish site, including its sale. In July 2006 Western also ceased operations at the log merchandiser at Duke Point on Vancouver Island, which was used primarily to supply whole log wood chips to the Squamish pulp mill. The site of the former log merchandiser was sold in 2007 for proceeds of $8.2 million.
With the closing of the Cascadia and Englewood acquisitions, the Company focused on the integration of business operations. Western made organizational changes that reduced management staff by approximately 110 positions. The corporate and administration groups were consolidated in Duncan on Vancouver Island, the logging operations centralized in Campbell River, also on Vancouver Island, and the sales organizations brought together in one office in Vancouver. Integration provided opportunity for the consolidation of timberlands operations to increase productivity, reduce fixed costs per unit logged and optimize log flows from the timberlands to sawmills, taking advantage of shorter barging and towing distances available with our new mill configuration.
On January 31, 2007, following approval from the provincial Minister of Forests and Range, approximately 28,000 hectares of our private land was removed from our Tree Farm Licences 6, 19 and 25. The removal is expected to allow the Company to pursue opportunities to realize better value from these private timberlands.
In 2007, the Company completed a review and identified for potential future sale certain non-core assets that have an estimated value of approximately $150 million to $180 million. Those non-core assets comprised approximately 4,000 hectares of higher and better use lands in various locations on Vancouver Island (within our private timberlands), the Squamish pulp mill site, the New Westminster sawmill site, the former Duke Point log merchandiser site, a gravel pit royalty interest and other sites. One of these, the log merchandiser site, was sold in 2007. The estimated total proceeds are based on valuations, third-party offers to acquire sites, and our own estimates. These non-core assets do not include, and the anticipated proceeds do not reflect, the potential proceeds from approximately 26,000 hectares of private timberlands, which continue to be assessed for better value for the Company. There is no assurance that these potential transactions will close or that other land sales will be completed, or when they may ultimately be completed.
In March 2007, Western Pulp Limited (Canada) was amalgamated with Western, and in June and July 2007 WFP Timber Limited (Canada) and WFP Lumber Sales Limited (Canada), respectively, were dissolved.

Softwood Lumber Agreement
During November 2006, the Company received $124.4 million (U.S.$109.6 million) representing its total anti-dumping duty and countervailing duty refund and interest following the implementation of a Softwood Lumber Agreement between Canada and the United States on October 12, 2006.
BUSINESS OF THE COMPANY
Company Profile
Western is a major integrated softwood forest products company operating in the coastal region of British Columbia. Our primary business is solid wood and includes timber harvesting, reforestation, forest management, sawmilling logs into lumber and wood chips and value-added lumber remanufacturing. Western’s lumber products are currently sold in over 30 countries worldwide. Historically, until the closure of our pulp mill in January 2006, the Company also carried on pulp operations.
Our business comprises eight sawmills with in excess of 1.6 billion board feet of annual lumber capacity, four remanufacturing plants and timberland operations with approximately 7.4 million cubic metres of AAC and other available cut (before temporary AAC reductions) from high-quality Crown-owned tenures on Vancouver Island, the British Columbia mainland coast and the Haida Gwaii / Queen Charlotte Islands and our private timberlands. Harvest operations are primarily conducted on government-owned timberlands, in accordance with the terms and conditions of our tree farm licences (“TFLs”), forest licences (“FLs”), timber licences (“TLs”) and on private lands external to these tenures.
Strategy
The Company’s long-term business objective is to create superior value for shareholders by building a margin-focused lumber business located on the coast of British Columbia of sufficient size and scale to compete successfully in global softwood lumber markets. To achieve this, our strategy is to own the rights to harvest high quality Crown-owned coastal timberlands, to operate efficient, low-cost converting facilities and to produce and sell high-value softwood lumber in demand by global markets. We seek to manage our business with a focus on operating cash flow and maximizing the value of our fibre resource through the production cycle, from the planning of our logging operations to the production, marketing and sale of our lumber products.
Consistent with the focus on harvesting Crown-owned coastal timberlands, following the removal of approximately 28,000 hectares of private timberlands from Tree Farm Licences 6, 19 and 25 in January 2007, Western is reviewing opportunities to realize greater value from these lands. Included in the private timberlands in various locations on Vancouver Island is approximately 4,000 hectares of higher and better use lands currently intended for sale. The Company will also continue to review the land best suited for ongoing timberlands operations to determine their highest-value contribution. Under financing arrangements in place at December 31, 2007, the proceeds from sales of these private timberlands would be applied to reduce indebtedness or to working capital. The Company will also look for opportunities to reduce cost of capital over time as the strategy is implemented.
Operations
Western’s business is the harvesting of timber and the manufacture and sale of lumber for worldwide markets. The sawmills process high-quality logs, including hemlock, Douglas fir and western red cedar, into primarily long-length, wide-width and higher-grade lumber, commodity grades of lumber and residual wood chips that are sold externally and used for pulp production. The value-added lumber remanufacturing plants dry, saw and trim lumber for use in producing higher-value products such as mouldings, frames and panelling.
We believe that the efficient utilization of our timber resources is essential. The timberlands operations seek to supply the Company’s sawmills with a low-cost supply of fibre of the appropriate species and log characteristics to enable efficient manufacture of lumber to meet customers’ needs. In addition to supplying Western’s sawmills with logs harvested from its timber tenures, the Company also buys, sells and trades logs on the open market to ensure sufficient fibre supply to meet the cutting profile of its sawmills.
Operating results have been and continue to be affected by a number of factors, including economic conditions in the United States, Japan and Canada, which are the leading markets for the Company’s lumber products. Changes in the demand for our products in these markets and in the value of the Canadian dollar relative to the US dollar and, to a lesser degree, the Japanese Yen and the Euro can have a significant impact on our financial results. In all of these markets, our competition is of a global nature as we increasingly face competing products from various regions.
Demand for dimension lumber products is significantly impacted by the level of U.S. housing starts. The supply of dimension lumber to the United States is primarily tied to the levels of U.S. housing starts and North American lumber production, the ability or inability of certain competitors to shift production between different lumber markets and, between May 2002 and October 2006, countervailing and antidumping duties, and since October 2006 export taxes, imposed upon Canadian producers of softwood lumber exports to the United States. Another key market for structural lumber is Japan; consequently, the conditions of the Japanese economy and competition from other supply regions in the world also have a significant impact on the demand for our lumber products.
Industry
British Columbia is one of the world’s leading forest products regions, with lumber shipments averaging approximately 14 billion board feet per year and pulp and paper shipments of approximately seven million tonnes per year, supported by an annual timber harvest averaging approximately 74 million cubic metres over the past decade. Catastrophic wildfires in the southern interior of the Province in 2003 and 2004 as well as a continued expansion of the mountain pine beetle epidemic in the central and northern interior in the past three years have led to temporary increases in the AAC in these areas in order to salvage dead and dying timber.
British Columbia has two major forest regions, coastal and interior, which are differentiated by climate, terrain and forest type and have given rise to two distinctly different segments of the forest industry. Historically, just less than one-third of British Columbia’s timber harvest has originated from the coastal region. In contrast to the interior forests, the British Columbia coastal forests are distinguished by a wet maritime climate, rugged topography and a variety of high-value coastal forest species with highly productive growing sites. Over the past decade, the coastal timber harvest has declined as a result of the establishment of new parks and protected areas and AAC reductions to conform harvest levels to long-term sustained yields.
The forest products industry categorizes lumber into either hardwoods or softwoods. Softwoods such as hemlock, spruce, pine and fir are used primarily in construction due to their strength, light weight and ease of nailing. Cedar is a softwood used where appearance and decay resistance are valued such as for decks, panelling and doors. The forest industry also grades lumber into various classifications according to quality. The two broad categories within which all grades fall, based upon the absence or presence of defects and the grain of the wood, are upper-grade lumber and commodity-grade lumber, respectively. Upper-grade lumber is substantially clear of defects and, on the British Columbia Coast, is obtained primarily from mature timber in areas which have not been previously harvested.
Competitive position
Western is the largest timber tenure holder and producer of lumber from the British Columbia Coastal Region. The diversity of species and high quality of wood enables the Company to produce products for a wide variety of final use, from dimension lumber for home construction to clear upper end lumber used for millwork such as door and window frames, along with timbers for various applications. Western is also the worlds’ largest producer of Western Red Cedar. The Company can use the flexibility of the variety of species and products to shift markets according to global wood market conditions, limiting or growing exposure to various markets and products within the constraints of the long-term balance of the various species in our timber supply.
Forest Resources
Fibre Supply
The Company’s fibre requirements are met with logs harvested from Western’s timber tenures and private lands, logs purchased on the open market, and log trading activities. The Company’s fibre supply department ensures an adequate supply of suitable logs for our manufacturing plants. Western engages in log trading activities to correct imbalances in the supply and demand in terms of the size, grade and species of logs.
All of Western’s timber harvesting operations are located in the coastal region of British Columbia. Approximately 95% of the Company’s logging is conducted on government timberlands allocated to us under our TFLs and, to a lesser extent, under our FLs and TLs. Approximately 5% of Western’s logging takes place on our private lands external to our TFLs.

Western’s timber tenures contain a substantial amount of presently harvestable mature timber stands located in areas that have never been commercially harvested. We believe that these stands are particularly valuable, as the substantial size of the trees should allow production of a high volume of upper-grade lumber. Upper-grade lumber is sold based upon appearance for use in the manufacture of doors, window frames, panelling, mouldings and siding.
The long-term species distribution of our timber resources is approximately 58% hemlock and balsam, 24% cedar, 11% Douglas fir, 5% cypress and 2% spruce and other minor species. Production in 2007 was approximately 54% hemlock and balsam, 25% cedar, 12% Douglas fir, 5% cypress, 4% spruce and other minor species.
The available cut, including the AAC of TFLs and FLs, actual cut, log supply and log usage for each of the last three years are set out in the following table (2006 and 2007 figures include operations acquired with the acquisition of the Englewood Logging Division on March 17, 2006 and of Cascadia commencing on May 1, 2006):

				Available Cut(2)
	Actual Cut(1)			as at December 31
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
(thousands of cubic metres)	2007	2006	2005	2007	2006	2005

TFLs	4,457	5,191	2,393	6,555	6,718	2,723
FLs	482	415	435	578	656	753
Other lands(3)	360	156	105	324	119	119

Total log production	5,299	5,762	2,933	7,457	7,493	3,595

Total logs purchased	967	654	626

Total logs consumed	3,452	4,169	3,028

Total logs sold	2,369	2,084	763

(1)	The actual cut represents total log production with tenure assignment using the Harvest Billing System. Residue volume, which contributes to the total AAC, is not included in the amounts reported.

(2)	The available cut for the TFLs and FLs is the AAC determined by the British Columbia’s Chief Forester as of December 31, 2007 and is not the average for the year. These AACs incorporate any temporary Part 13 reductions put in place by the Provincial Chief Forester.

(3)	223,700 m3 of available cut is attributed to private managed forest lands outside of TFLs and 100,000 m3 to TLs outside of TFLs following FR Act reductions. The potential volume of available cut from the external TLs from the Englewood and Cascadia acquisitions has not yet been determined.
In 2007 Western had 12 forest operations managing active logging and forestry operations at a number of locations on Vancouver Island as well as the South, Central and North Coast Mainland and the Haida Gwaii / Queen Charlotte Islands. Approximately 80% of the 2007 log production originated from Vancouver Island. For historical and legal reasons, logging is conducted by a combination of Company and contractor operations. Western plans the majority and co-ordinates all of the timber production from the various operating sites.
Saw logs are sorted according to size, grade and species and directed to sawmills or, if the logs are not suitable for our manufacturing programs, sold on the open market. The pulp log volume produced from Western’s timber tenures and private lands, and all residual chips produced from sawmilling operations, are fully committed under long-term fibre supply agreements. These agreements commonly stipulate the delivery of minimum periodic chip volumes. In addition, Western has a number of long-term commitments for the sale or trade of saw logs to third parties. Most of the Company’s saw log trade agreements involve the exchange of our saw logs for residual chips.
Bundle booms and self-dumping log barges are used to transport logs by water to manufacturing plants and to the Vancouver Log Market.

Timber Tenures
Approximately 95% of all forest resources in British Columbia are owned by the Province and administered by the Ministry of Forests. Subject to provincial legislation and related regulations and Constitutional obligations to Aboriginal peoples (see “Risk Factors – First Nations Land Claims”), rights to harvest timber on such land may be granted on behalf of the Province by the Ministry of Forests in the form of timber tenures. Western’s timber tenures comprise TFLs, FLs and TLs. The Company undertakes the management of the forest lands to which the timber tenures relate to produce an annual harvest in accordance with the terms of our licences and the AAC volumes determined by the Ministry of Forests for each TFL and FL.
A TFL is a replaceable timber tenure that requires the licensee to manage a specified area of timberland on a sustained yield basis. TFLs are granted for 25-year terms and, subject to satisfactory performance of obligations under the TFL agreement by the licensee, are replaced by the Minister of Forests every five to 10 years with a new TFL with a 25-year term, subject to satisfactory performance by the TFL holder of its legal and licence obligations. Approximately 90% of the Company’s allowable annual cut comes from six TFLs. Western expects to have TFLs 25 and 44 replaced in 2008. Replacement is subject to the Province completing consultation with various stakeholders and potentially affected First Nations (See “First Nations Relations”).
Other parts of the Province’s timberlands not designated as TFLs are organized into timber supply areas (“TSAs”). FLs are issued within each TSA with the AAC being determined at the TSA level and the overall harvest for the TSA being allocated and managed by the Ministry of Forests on a sustained-yield basis. FLs are volume-based tenures which authorize a specified volume of timber to be cut within a specific TSA. FLs generally have a term of 15 years and are replaceable every five to 10 years with a new FL with a term of 15 years, subject to satisfactory performance by the licensee of its legal and licence obligations. While we hold 11 FLs, only six had allowable annual cuts in 2007 as a result of the Forestry Revitalization Plan (“FR Plan”) volume take-backs under the FR Act. The FR Plan take-backs reduced the AAC on five licences to zero by the end of 2005, but left Western with the licences and certain associated liabilities. Two of Western’s six active FLs were replaced in 2007 for 15-year terms.
TLs are area-based tenures with various fixed terms. Harvesting from TLs external to TFLs is subject to the practice guidelines of the Ministry of Forests, but timing is at our discretion within the term. The ability to extend the term of TLs depends on whether they are internal or external to a TFL. Nearly 80 of Western’s approximately 370 TLs are external to TFLs, and have expiry dates between 2007 and 2043, with the majority expiring by 2010. Ten TLs were due to expire in 2007. One was allowed to expire while extensions were requested on the remaining nine. All of these extension requests are still in process as the Ministry of Forests has not completed First Nations consultation.
TLs within a TFL are managed on an integrated basis with other timberlands within the same TFL and the land remains part of the TFL after harvest. The terms of these internal-to-TFL TLs are automatically extended as the TFL agreements are replaced.
In November 2004 Western applied to the Minister of Forests to have approximately 28,300 hectares of the Company’s private land withdrawn from TFLs 6, 19 and 25 and on January 31, 2007 these private lands were withdrawn. The AACs of the three TFLs were reduced by 202,100 cubic metres as of the withdrawal date to reflect the contribution that these private lands had made to the timber inventory and long term sustainable productivity of these TFLs. The majority of these private lands will continue to be regulated under the Private Managed Forest Land Act (British Columbia) and regulation as well as other provincial and federal statutes.
Timber Available For Harvest
The AACs for TFLs and TSAs are determined by the Chief Forester of the Province and are intended to reflect timber conditions, regional and local economic and social interests, and environmental considerations. Legislation requires the Chief Forester for British Columbia to review sustainable timber harvesting levels in each TSA and TFL in the Province every five years and to issue a “determination” relating to the same, which may recommend reductions or increases in the AAC of the TSA or TFL. The next AAC determination for TFL 25 expected in 2007 was delayed by the Province and completed early in 2008 with a minor reduction of 12,000 cubic metres.
Under Part 13 of the Forest Act (British Columbia) (the “Forest Act”), if the Minister of Forests determines that it is in the public interest, the Province can “designate” areas of Crown land for up to 10 years and then suspend or vary permits, licences and plans in force within the area. At the same time, the Provincial Chief Forester can reduce the AAC of a timber tenure by an amount attributable to the designated Part 13 area. Part 13 is generally applied in support of land use planning or environmental reserves.

In 2007 the Minister of Forests cancelled and then replaced the Part 13 designation for Maa-nulth treaty areas within TFL 44. The designation cancellation also cancelled the Chief Forester’s AAC reduction for the area. The Chief Forester did not reinstate the AAC reduction with the new Part 13 designation and Western has temporarily retained that AAC. However, the Company expects that the cut will again be reduced.
On December 12, 2007, the Province of British Columbia and the Council of the Haida Nation entered into a Strategic Land Use Agreement (“SLUA”) regarding land use objectives and new Part 13 protected areas on the Queen Charlotte Islands.  Western currently has an annual cut on the Queen Charlotte Islands of approximately 509,000 cubic metres, not including the area temporarily protected under Part 13.  At the present time, the impact of the SLUA on Western’s operations is unknown because a number of issues remain to be determined though a further process of detailed strategic planning which is expected to take up to two years to complete.  However, Western believes that a substantial portion of its current cut level on the Queen Charlotte Islands could be adversely affected.  Preliminary conversations have begun with the Provincial Government with respect to the form and process through which compensation should be provided for reduction in the harvest level, but there can be no assurance that adequate compensation will be received.
Take-Back Settlement
Retroactive to March 31, 2003, as part of the Forestry Revitalization Plan, the Provincial Government reduced Crown harvesting rights by approximately 20% in exchange for compensation payable by the Crown. This take-back reduced the Company’s harvesting rights by 685,216 cubic metres from our TFLs and FLs and removed 827 hectares from TLs external to our TFLs. A settlement framework agreement was reached on compensation to be paid to us and, in 2005, we received $16.5 million in compensation for the loss of the 685,216 cubic metres of AAC and 827 hectares of timber licences. Under this agreement, we also received an advance payment of $5 million towards compensation for improvements we made to Crown land in the take-back areas.
In 2007, we continued to negotiate the actual compensation for improvements but did not reach an agreement. We did reach agreement on the take-back areas within the external TLs but there was no resolution on where the take-back areas for First Nations and small tenures from within TFLs would be located. Negotiations in 2008 will focus on finalizing the take-back areas for First Nations and small tenures as well as securing anticipated compensation payments for improvements, although no assurance can be provided as to the amount, date or certainty of such compensation.
Stumpage Charges
Stumpage is the fee that the Province charges forest companies to harvest timber from Crown land in British Columbia. Since February 29, 2004, stumpage for the coastal region has been set using the Coast Market Pricing System, which uses the results from British Columbia Timber Sales auctions to predict the value of Crown timber harvested under long-term tenures.
The following table illustrates the relationship of stumpage expenses relative to the total log production for each of the last three years (2006 figures include operations acquired on the acquisition of Englewood and Cascadia commencing March 17, 2006 and May 1, 2006 respectively):

	Year Ended	Year Ended	Year Ended
(thousands)	December 31, 2007	December 31, 2006	December 31, 2005

Log production (cubic metres)	5,299	5,762	2,933
Stumpage	$85,365	$49,140	$26,511

Forest Management
Western manages forest tenures and privately-owned forest lands according to Sustainable Forest Management Principles, which include a commitment to meeting government standards. As part of the rights and responsibilities that accompany Western’s Crown tenures, staff carry out or supervise pre-harvest planning, road-building and harvesting operations and follow-up silviculture treatments to establish free-growing second-growth stands of trees.
Pre-harvest planning includes a wide spectrum of activities from the collection of inventory and assessment data to the development of higher-level Management Plans for TFLs and Forest Stewardship Plans for specific planning areas within TFLs or FLs. These plans take a broad range of timber and non-timber factors into account, including but not limited to: wildlife, fisheries, water quality, soil sensitivity, terrain stability, visual quality, biodiversity, archaeological sites and cultural features, cave and karst features, timber species distribution and value. These higher-level plans provide direction for the development of site-specific plans and lead to the applications for specific road-building and harvesting permits.
Following harvest, we ensure all disturbed areas are reforested and conduct follow-up surveys and silvicultural treatments to ensure that these harvested areas meet free-growing requirements within specified timelines. Should a developing stand be damaged prior to being declared free growing we are responsible for taking the necessary corrective actions to meet free growing requirements. Substantially all of these basic silviculture requirements are carried out at our expense. Once free-growing, young stands are left to develop without further attention into second-growth forests ready for subsequent harvest. In 2007 we spent $11.6 million in meeting basic silviculture obligations.
Our tenures are managed by a staff of registered professional foresters and engineers who are involved in planning and inventory, road and bridge development, harvesting, silviculture and forest health and protection programs. We operate the Saanich Forestry Centre, which includes a three million-seedling nursery and a tree seed orchard that produces select seed for reforestation.
In April 2002, the Provincial Government implemented the Forest Investment Account (“FIA”). FIA is funded by an appropriation approved by the Provincial Government, rather than a stumpage levy, and authorizes the Minister of Forests to provide funding for certain forest management activities. Specific amounts are dedicated to provincial level programs, while other amounts are allocated to tenure holders. We accessed approximately $2.0 million from FIA to carry out a range of projects in 2007.
The forests on our timber tenures are at risk of damage from natural and human caused forest fires. To deal with this hazard we have equipment and trained personnel ready to handle initial attack and fire suppression. We are also required to pay a fire preparedness levy to the Ministry of Forests each year. Should a fire start as a result of our activities, and we did not willfully cause or contribute to the fire by our act or omission, payment of this fee means that we will not be charged for any Ministry initial attack costs or the fire suppression costs associated with the wildfire once the Ministry has assumed fire control. Further, Western will not be charged for damages to Crown resources if the Company has been duly diligent. We remain responsible for fire-fighting on our private lands, whether inside or outside of TFLs, regardless of origin or cause. Western has entered into a cost-sharing agreement with the Crown for our private lands which will reduce individual incident costs of mobilizing helicopters and aerial water tankers.
Manufacturing Facilities
We own eight operating sawmills and four operating value-added remanufacturing facilities. Our high-quality timber supply (western red cedar, hemlock, balsam, Douglas fir, yellow cedar and spruce) and the particular design of our sawmills enable us to produce specialty products such as upper-grade lumber, lumber with long lengths (over 20 feet) and wide widths (over 10 inches), western red cedar lumber, and baby squares and beams used in traditional Japanese housing. These products typically command premium prices compared to commodity construction grades, such as SPF 2x4 lumber. Much of the softwood timber in North America is not capable of producing substantial quantities of these specialty products.
All of our operating sawmills are located on Vancouver Island on land we own other than the Nanaimo sawmill, which is located on a 7.0-hectare site that includes 1.3 hectares owned by the Company and 5.7 hectares that are leased. All of Western’s sawmills have adjacent water lots which are leased from the Province of British Columbia or a public Port Authority and some have barge and dock loading facilities to handle water-borne shipments of sawmill products. Our sawmill configuration provides significant flexibility, enabling us to change cut programs and log flows between different sawmills.

•	The Nanaimo sawmill, which is capable of processing logs in the 12- to 60-inch diameter range, produces a range of high-value specialty lumber products, along with material for the traditional Japanese market. The mill primarily cuts hemlock.

•	The Duke Point mill, also in the Nanaimo municipality, is capable of processing 12- to 60-inch diameter logs, and is highly grade and species flexible, cutting high value cedar through to hemlock dimension as markets and log supply requires.

•	The Ladysmith and Saltair sawmills are located adjacent to each other in Ladysmith. The Ladysmith sawmill is capable of processing logs in the 4- to 25-inch diameter range. It primarily cuts hemlock for the U.S. structural dimension market. The Saltair sawmill, which re-opened on February 12, 2007, is capable of processing logs in the 4- to 30-inch diameter range. The mill primarily cuts cedar for the Canadian and U.S. markets and fir and hemlock for the Japanese and European markets.

•	The Alberni Pacific sawmill, which is located in Port Alberni, is capable of processing logs in the 12- to 60-inch diameter range and currently produces a range of high-value specialty lumber products, along with material for the traditional Japanese market. The mill primarily cuts hemlock.

•	The Somass sawmill, located in Port Alberni, is capable of processing logs in the 15- to 84-inch diameter range and cuts high-value cedar for worldwide markets.

•	The Chemainus sawmill is capable of processing logs in the 10- to 60-inch range. The mill cuts high-value fir for the Japanese market, and cedar for the North American market.

•	The Cowichan Bay sawmill, which is located close to Duncan, has recently undergone a $13 million upgrade for a new debarker, curve saw gang and optimising edger. This sawmill processes logs in the 5- to 30-inch range. The installation of the equipment was completed in December 2006 and the sawmill re-started operations in January 2007. The investment has resulted in lumber recovery and grade improvements along with increasing the annual capacity of the sawmill to 315 million board feet on a three-shift basis. The sawmill primarily cuts hemlock for the U.S. structural dimension market.
The Saltair, Nanaimo and Alberni Pacific sawmills have received authorization to stamp their lumber as having met the quality control requirements of the Japanese Agricultural Standard (“JAS”), indicating that the lumber meets rigorous Japanese structural grading rules.
Our remanufacturing facilities are also located on Vancouver Island on land we own. Our Chemainus value-added plant primarily dries and processes hemlock lumber into stock for doors, windows and moldings. Our Somass remanufacturing plant in Port Alberni processes cedar lumber into bevel-siding, board and panels for world markets. Our Mid Island and South Island remanufacturing plants primarily dry, trim and sort lumber for worldwide markets. We have a total of 50 kilns located at our remanufacturing plants and sawmills with an annual capacity of about 250 million board feet per year. In addition, we have two kilns from the closed New Westminster sawmill site that may be transferred to our other sawmill sites. As part of our sales and marketing strategy, we are reviewing the requirement to invest in future new kiln capacity.
In addition to lumber manufacturing at its own facilities, Western also operates a division known as “Custom Cut”.  The Custom Cut operation focuses on converting logs to lumber on a custom basis to customer specifications.  Unlike traditional lumber purchases, in which a customer will specify the volume of selected lumber products they wish to purchase, Custom Cut customers typically acquire all the lumber products which are cut from a defined volume of logs. In most cases, Custom Cuts are conducted at third-party manufacturing facilities in the Vancouver Lower Mainland using logs either harvested by Western or acquired on the open market.  Custom Cuts may be conducted at Western’s facilities in situations where the customer specifications are compatible with mill capacities.  Custom Cuts are routinely performed on Western’s major species and are the primary method of taking higher-value Yellow Cedar and Sitka Spruce lumber to market.

The current annual lumber production capacity and actual lumber production for each of our sawmills for each of the last three years are set out in the following table (2006 figures include operations acquired on the acquisition of Cascadia commencing May 1, 2006):

		Year Ended
	Capacity(1)	December 31
Sawmills	(MMfbm)	2007	2006	2005

Alberni Pacific(2)	225	94	100	n/a
Chemainus(2)	130	85	78	n/a
Cowichan Bay	315	96	156	126
Duke Point	225	82	149	135
Ladysmith	170	109	142	90
Nanaimo	213	83	137	130
New Westminster(2) (3)	n/a	7	99	n/a
Saltair(4)	215	59	0	104
Silvertree(5)	n/a	0	0	63
Somass(2)	110	70	59	n/a

Total (6)	1,603	685	920	648
Custom Cut	n/a	120	80	n/a

	1,603	805	1,000	648

(1)	Based on three shifts and 250 operating days.

(2)	Acquired in 2006 with the acquisition of Cascadia. Production is from May 1, 2006 to December 31, 2006.

(3)	Operations at New Westminster were closed on February 7, 2007.

(4)	Sawmilling operations at Saltair were indefinitely suspended on October 28, 2005 and resumed on February 12, 2007.

(5)	Operations at Silvertree were closed on October 28, 2005.

(6)	The production in 2007 includes the impact of a three-month strike.
Until July 2006, Western operated a log merchandiser located on land owned near Nanaimo on Vancouver Island. Following the closure of our Squamish pulp mill, operation of the log merchandiser became uneconomic and the former site of the merchandiser has since been sold.
Our sawmills have a total annual production capacity of approximately one million volumetric units of wood chips. Residual chips from our manufacturing operations are being sold under long-term fibre supply agreements. We also trade log volumes with third parties to secure preferred fibre or for cost benefit. Wood residue produced by the sawmills, principally sawdust and bark, is either used as a fibre supply for pulp operations (some of the sawdust) or as hog fuel, which is sold to pulp mills.
The wood chip supply and usage for each of the last three years from our operations are set out in the following table (2006 figures include operations acquired on the acquisition of Cascadia commencing May 1, 2006):

	Year ended
	December 31
(thousands of volumetric units)	2007	2006	2005

Wood chips produced (1)	455	607	664
Wood chips purchased	404	441	377
Total wood chips consumed	—	41	752
Total wood chips sold	859	1,033	306

(1)	The production in 2007 includes the impact of a three-month strike.
Discontinued Pulp Mill Operations
We owned and, until January 26, 2006, operated a Northern Bleached Softwood Kraft pulp mill on the mainland of British Columbia near Squamish, approximately 65 kilometres north of Vancouver. The Company has sold substantially all the pulp production equipment and continues to evaluate possible future uses for the site, including its sale.

Sales, Marketing and Distribution
Western’s lumber products are marketed by our sales and marketing division, which is based in Vancouver and has offices on Vancouver Island and in Tokyo, Osaka, China and Australia. Lumber sales into the United States are primarily made directly to wholesale lumber distributors or major manufacturers. Our sales into the Japanese market are serviced both from our Vancouver sales office, where we sell directly to Japanese trading houses, and also through our Japanese sales offices, which sell to wholesale and manufacturing customers. Our European lumber sales are made through sales agencies.
In addition, the sales and marketing division liaises directly with the consumers of our lumber products. This allows us to react quickly to changes in market conditions and customer requirements and to achieve lower selling costs. Western adjusts sawmill processing programs in order to customize products to meet the specific requirements of our customers or changes in market conditions.
An increasing volume of our lumber products are sold kiln-dried, although a significant portion of our structural products are still sold green (neither kiln-dried nor air-dried). Sales to the U.S. market consist of a wide range of products from structural dimension lumber to high-grade western red cedar and hemlock that is used for more consumer-oriented products. We offer a comprehensive line of traditional components for the Japanese market and provide hemlock products with high structural values for this market which have been approved by Japanese government agencies. Our focus in Europe is kiln-dried, high-grade specialty products used predominantly in Germany, Italy and the United Kingdom. Western’s business to China is focused on customers who produce components and finished wood products for re-export to Japan, Europe and the United States, as well as for a growing domestic market.
The distribution of the Company’s sales by geographic area and by product line for each of the last three years is set out in the following table:

		Year Ended
	December 31
	2007	2006	2005
(thousands of dollars)			Restated (1)
Sales by geographic area
Canada	$392,690	$345,379	$160,040
U.S	219,220	265,397	242,429
Asia	199,508	203,325	65,763
Europe	56,692	56,388	22,606
Other	22,367	26,388	8,988

	$890,477	$896,877	$499,826

Sales by product line
Lumber	$650,101	$677,129	$384,268
Logs	184,551	162,057	91,889
Sawmill by-products	55,825	57,691	23,669

	$890,477	$896,877	$499,826

Sales by product line by geographic area
Lumber
Canada	$152,314	$125,631	$44,482
U.S	219,220	265,397	242,429
Asia	199,508	203,325	65,763
Europe	56,692	56,388	22,606
Other	22,367	26,388	8,988

	$650,101	677,129	384,268

Logs
Canada	184,551	162,057	91,889

Sawmill by-products
Canada	55,825	57,691	23,669

Total Sales	$890,477	$896,877	$499,826

(1)	Restated to exclude the pulp segment, which is treated as discontinued operations.

Lumber is delivered to customers by various means, including at times ocean-going vessel, barge, rail or truck. Western’s location on the coast of British Columbia helps us compete in terms of ease of access to overseas markets.
In a normal operating year, there is some seasonality to our operations, with higher lumber sales activity in the second and third quarters as construction activity, particularly in the United States, has historically tended to be higher. Other export markets for the solid wood segment do not have such a pronounced seasonal pattern. Weather conditions such as storms, snow and ice in the winter and the threat of forest fires in the summer may cause logging activity, and consequently sales levels, to vary.
Competition
To a great extent, lumber is a commodity and the market is cyclical. We compete on both a domestic and international level with a large number of forest products firms, ranging from very large integrated firms to smaller specialty companies. Western also competes indirectly with firms that manufacture substitutes for solid wood products, including non-wood and engineered wood products. The market for lumber is highly competitive and sensitive to cyclical changes in industry capacity and the economy, both domestically and internationally. Changes in the level of competition, industry capacity and the global economy have a significant impact on our selling prices and overall profitability. Our competitive position is influenced by the availability, quality and cost of fibre, energy and labour, and our plant efficiencies and productivity in relation to our competitors.
Softwood Lumber Dispute
On May 16, 2002, the U.S. International Trade Commission published its final written determination on injury in the countervailing duty and antidumping investigations and stated that Canadian softwood lumber threatens material injury to the U.S. lumber industry. As a result, effective May 22, 2002, cash deposits were required for shipments of lumber to the U.S. at the rates determined from time to time by the United States Department of Commerce.
Effective October 12, 2006 the Canadian and United States Governments implemented a softwood lumber agreement (“SLA”) that replaces the United States imposed anti-dumping duty (“ADD”) and countervailing duty (“CVD”) regime with an export tax, payable to the Canadian Government. The SLA provided that approximately 82% of the ADD and CVD duties collected by the U.S. since May 2002, together with accumulated interest, be refunded to Canadian lumber producers. The remaining 18%, representing US$1.0 billion, was paid to various U.S. interest groups. In 2006, the Company received $124.4 million (U.S.$109.6 million) representing interest and the total ADD and CVD refund.
The SLA has a term of seven years and provides for an extension of two years and for early termination by either Government after two years. British Columbia’s coastal region, the area in which the Company operates, has elected to be subject to the new export tax only and not the quota alternative. The export tax rate varies according to the price of lumber based on the “Random Lengths Framing Lumber Composite Index” (“Index”) and ranges from zero percent, when the Index is above US$355 per thousand board feet, to 15%, when the Index is under US$315 per thousand board feet. The export tax only applies to the first US$500 per thousand board feet for any product sales. In addition, if the monthly volume of exports from the British Columbia coastal region exceeds a certain “Trigger Volume” as defined in the SLA, a “surge” mechanism will apply to retroactively increase the rate of the export tax for that month by 50% (for example, the 15% export tax rate would become 22.5% for that month).
Environment, Health & Safety
Safety
During the last three years the Company has embarked on a program to significantly reduce injuries and control losses relating to equipment, process and the environment. From 2005 to 2007 our Medical Incident Rate (“MIR”) had dropped 36% to 3.72 per 100 employees per year at the end of 2007. Western has developed and adopted a corporate safety policy which reflects Western’s values and expectations to ensure we meet all of our regulatory requirements under WorkSafeBC.
The Company performs or develops training, safety plans, follow-up on incidents, clear expectations for all employees, audits/inspections and contractor controls all of which are a key to our success. Western’s Environment, Health and Safety representatives are also active in working with unions, WorkSafeBC and the BC Forest Safety Council to help shape programs, activities and regulations to ensure a safer workplace for all.
Other than Western’s own employees in timberlands, contractor companies are utilized for the majority of timberlands operations to achieve the Company’s overall AAC targets. Western expects these contractors to work to the same standards as Western’s own operations. To this end, various programs have been developed to help support the contractors in their efforts to improve safety and performance; program development, training, inspection and access to Company safety materials and expertise. Western has also requested that all contractors obtain the BC Forest Safety Council’s “Safe Company” certification by June of 2008. At the present time all of Western’s woodlands contractors are registered with the program and approximately 20% have undergone the audit and received certification. All of Western’s own Company timberlands operations are registered and have completed the audit for “Safe Company” certification in 2007.
Environmental Policy
We are committed to the protection of the environment and work with government, local communities, First Nations, environmental groups and other interested stakeholders to identify and address issues of environmental concern in all aspects of our business. Our operations are subject to a wide array of federal, provincial and local environmental legislation regulating water, land and air discharges and solid and hazardous waste management, disposal, transportation and remediation. To oversee and co-ordinate company-wide efforts for compliance with such legislation, we have established an Environmental, Health and Safety Committee of the Board of Directors and implemented a reporting system that is designed to monitor environmental compliance with regulatory requirements, identify environmental issues and communicate them to all levels of management and operations. In conducting our operations, we attempt to minimize environmental impact through sound forestry and environmental management practices that meet or exceed government standards and adhere to an environmental policy based on the following:
•	assessing and evaluating environmental risk on an ongoing basis in order to maintain meaningful environmental objectives and targets and effective operational controls;

•	allocating sufficient resources to ensure continuing compliance with environmental responsibilities;

•	meeting or surpassing all applicable legal requirements;

•	establishing auditing and reporting procedures to monitor environmental performance, continually improve environmental practices and prevent pollution; and

•	communicating this policy and our environmental performance to the public as well as our staff, employees and contractors.
Environmental Management
We have a number of Environmental Management Systems (“EMS”) for our timberlands and sawmills. Through third party audits by the Quality Management Institute, as well as internal audits, we have confirmed that regarding the sites listed on the following page, the EMS remains in conformance with the International Organization for Standardization (“ISO”) 14001 standard. These audits provide important feedback to senior management to ensure that staff, employees and contractors conduct their activities in compliance with the legislation and regulations relevant to the forest products industry. We use documents such as Standard Operating Procedures and Emergency Response Plans, and processes such as Management Review and Corrective/Preventative Action Requests, as a means to achieve adherence to our environmental policies.
Forest certification is a worldwide initiative that provides independent third-party assessments of sustainable forest management practices by forest products producers. It is voluntary and involves a systematic verification and assessment process against a set of criteria and elements. The most broadly-accepted Canadian forest values generated to date are embodied in the Canadian Council of Forest Ministers (“CCFM”) Sustainable Forest Management (“SFM”) criteria and elements.
The requirements of the Canadian Standards Association (“CSA”) Z809 Standard are defined by the CCFM SFM criteria. In this standard, use of the CCFM SFM criteria and elements as a framework for value identification provides vital links between local-level SFM and national and provincial-scale forest policy, as well as a strong measure of consistency in identification of local forest values across Canada.
Positioning our operations to address customer needs will drive future certification initiatives. Management systems and Chain of Custody documents continue to be developed for the remaining facilities on an as-needed basis.

Certifications obtained for our timberlands and solid wood operations as of December 31, 2007 are summarized as follows:
Timberlands
•	ISO 14001 Environmental Management System Certification of all timberlands

•	CSA Z809 2002 Sustainable Forest Management Certification
o	North Vancouver Island Region

o	Port Alberni Forest Operation

o	Mid-Island Forest Operation

o	Englewood Forest Operation

o	Stillwater Forest Operation
•	PEFC Chain of Custody
o	North Vancouver Island Region

o	Port Alberni Forest Operation

o	Mid-Island Forest Operation

o	Stillwater Forest Operation
Manufacturing
•	ISO 14001
o	Alberni Pacific Sawmill

o	Chemainus Sawmill

o	Somass Sawmill

o	Chemainus Value Added
•	Plus 1163/ PEFC Chain of Custody
o	Chemainus Sawmill

o	Chemainus Value Added

o	Duke Point Sawmill

o	Somas Sawmill

o	Alberni Pacific Sawmill

o	Nanaimo Sawmill

o	Saltair Sawmill

o	Mid Island Remanufacturing

o	South Island Remanufacturing

o	Custom Cut Operations

o	Speciality Cedar Division
•	FSC Chain of Custody
o	Alberni Pacific Sawmill

o	Custom Cut Operations

o	Mid Island Reman

o	South Island Remanufacturing
In addition to regular environmental programs, we have been active with other related environmental initiatives. Five salmon hatcheries supported in whole or in part by us released more than 800,000 salmon fry in 2007. We also actively participate in the BC Hydro Power Smart Program.
First Nations Relations
Western is aware of over 50 First Nations or First Nation associations that claim to have interests in areas within our timber tenures. We have developed and continue to develop working relationships with many First Nations through timber harvesting, silviculture, planning and other capacity-building arrangements.
First Nations groups have made claims of rights and title to substantial portions of land in British Columbia, including areas where our timber tenures and operations are situated, creating uncertainty as to the status of competing property rights. Current Provincial Government policy requires that forest management and operating plans take into account and not unjustifiably infringe on aboriginal rights and title, proven or unproven, and provide for consultation with First Nations.

This policy is reflected in the terms of our timber tenures, which provide that the Ministry of Forests may refuse to issue cutting permits in respect of a timber tenure if it is determined that the forestry operation would unjustifiably interfere with aboriginal rights and title. First Nations have, at times, sought to restrict the Provincial Government from granting or renewing forest tenures and other operating authorizations without full consultation or their consent if these decisions could affect lands claimed by them.
In addition, the Provincial Government is also negotiating Forest and Range Agreements with certain First Nations. These agreements are intended to provide partial interim accommodation of the economic component of aboriginal interests that may be impacted by certain forestry decisions until such time as those interests are settled through the treaty process. To date, the Provincial Government has entered into agreements with over 100 First Nations throughout the Province, including First Nations whose traditional territories overlap some of our operating areas.
Portions of Western’s TFL 44 and FL A19231 lie within the traditional territories of the Maa-nulth First Nations. In December 2006, the Governments of Canada and British Columbia signed a Final Agreement with the Maa-nulth First Nations in the process towards a treaty. The Agreement includes a land package that consists of approximately 24,498 hectares, including 22,342 hectares of former provincial Crown land, 2,064 hectares of former Indian reserve land and 92 hectares of private land purchased from willing sellers. The Agreement was ratified by Maa-nulth First Nations members in the summer and fall of 2007, received Provincial Royal Assent on November 29, 2007 and is now awaiting Federal approval. Once the Agreement has been approved by federal authorities and is in force, we anticipate that the current allowable cut of TFL 44 will be reduced by approximately 39,500 cubic metres. When the treaty is in force, Western should benefit from increased certainty regarding the Company’s operations within the treaty area.
On December 12, 2007, the Province of BC and the Council of the Haida Nation entered into a Strategic Land Use Agreement (SLUA) regarding land use objectives and new Part 13 protected areas on the Queen Charlotte Islands.  Western currently has an annual cut on the Queen Charlotte Islands of approximately 509,000 cubic metres, not including the existing temporary Part 13 protected areas.  At the present time, the impact of the SLUA on Western’s operations is unknown because a number of issues remain to be determined though a further process of detailed strategic planning which is expected to take up to two years to complete.  However, Western believes that a substantial portion of its current cut level on the Queen Charlotte Islands could be adversely affected.  Western remains committed to working with both the Provincial Government and First Nations as relationships are further developed on the lands on which we operate.
Capital Expenditures
The following table summarizes capital expenditures for each of the last three years (2006 figures include expenditures incurred with respect to the Englewood Logging Division from March 17, 2006 and Cascadia from May 1, 2006):

			Year Ended
	December 31
	2007		2006	2005
(millions of dollars)				Restated (1)

Capital expenditures	$26.5	(2)	$37.5	$18.0

(1)	Restated to treat the pulp segment as discontinued operations.

(2)	Capital expenditures on roads in 2007 were limited by a three-month strike, which lowered harvesting activities.
Human Resources
As of December 31, 2007, Western employed 2,870 employees (of which 2,194 are hourly paid workers). The majority of hourly paid workers are represented by the United Steelworkers of America (“USW”) Union, with the Pulp, Paper and Woodworkers of Canada (“PPWC”) representing the remainder. Western was a member of Forest Industrial Relations Limited (“FIR”), which represents forest products companies in the coastal region of the Province in their negotiations with the USW and certain other agreements. After the Coast Master Agreement with the USW expired in June 2007 and negotiations failed to generate a settlement, members of that union were on strike from July 20, 2007 until October 21, 2007. Subsequent negotiations generated a new three-year agreement, expiring June 14, 2010, which was ratified by the union membership in October 2007. In the first quarter of 2008, Western formally advised FIR that the Company would withdraw as a member, effective March 1, 2008. As Western’s business strategies and philosophies have diverged from those common to other FIR members, labour negotiation by association may not best meet Western’s needs. The Company will continue to work with FIR and others within the forestry industry on issues of common interest.

In our logging operations, approximately 60% of the harvesting is performed by contractors. The majority of the contractors have replaceable contracts under the Timber Harvesting Contract and Subcontract Regulation (British Columbia). The substantial majority of the approximately 1,000 employees who work for the contractors harvesting our tenures are also represented by the USW.
Research and Development
Silviculture and tree improvement research is conducted primarily by our employees at our Saanich Forestry Centre on Vancouver Island and from the Company’s timberlands office in Campbell River. The Centre, which is located north of Victoria, British Columbia, was founded in 1964. It has seed orchards, a seedling nursery with an annual capacity of approximately three million seedlings, and a laboratory that provides technical support to maintain seed and seedling quality. The centre provides us with the ability to select and breed trees with superior growth and form that should improve the quality and quantity of timber produced over time. Its nine seed orchards, which occupy 15 hectares, produce Douglas fir, hemlock, western red cedar and Sitka spruce seed with improved properties. Yellow cedar hedges are also maintained for the production of improved cutting material. The nursery supplies our requirements for most species of seedlings. We spent approximately $650,000 on growth and yield studies, tree improvement and silviculture research in 2007.
The Company’s logging and sawmilling operations also investigate new equipment and methods to improve operational efficiencies. We are a member of the Forest Engineering Research Institute of Canada (“FERIC”), now a division of FPInnovations, which conducts research into activities related to the harvesting and transportation of wood and the growing of trees. We are also members of Forintek, now also a division of FPInnovations, which conducts research into lumber manufacturing activities including lumber drying technology and a variety of lumber recovery improvement technologies, and provides support for marketing for new products such as treated lumber.

RISK FACTORS
The following risks and uncertainties may have a material adverse impact on our business operations and financial performance.
Variable Operating Performance and Product Pricing
A key factor in Western’s financial performance is the price received for lumber, logs and other products. Prices for these products are highly cyclical and have fluctuated significantly in the past and may fluctuate significantly in the future. The markets for our products are also highly cyclical and are characterized by periods of excess product supply due to many factors, including:
•	additions to industry capacity and production;

•	periods of insufficient demand due to weak general economic activity or other causes including weather factors; and

•	inventory de-stocking by customers.
Product demand is influenced to a significant degree by economic activity at the global level. Additionally, although costs may increase, customers may not accept price increases for those products. We are not able to predict with certainty market conditions and prices for these products. Western’s results of operations depend upon the prices we receive for lumber, logs and chips, and a deterioration in prices of, or demand for, these products could have a material adverse effect on our financial condition or results of operations. We cannot provide any assurance or prediction as to the timing and extent of any price changes. On an annualized basis, we estimate that a price increase/decrease of $10 per thousand board feet of lumber would increase/decrease operating earnings by approximately $11 million. Swings in price greater than $10 per thousand board feet of lumber would have an impact on operating earnings of slightly less than $11 million due to the related changes in stumpage fees.
Western’s financial performance is also dependent on the rate at which production capacity is utilized. When capacity utilization is reduced in response to weak demand for products, the cost per unit of production increases, and profitability decreases. For example, the down-time taken at logging and sawmill operations generally reduces working capital and preserves liquidity but also increases the cost per unit due to the lower production volumes and the expensing of fixed costs over the period.
International Business and Risks of Exchange Rate Fluctuations
Western’s products are sold in international markets. Economic conditions in those markets, especially the United States, Japan and China, the strength of the housing markets in the United States and Japan, fluctuations in foreign exchange rates and international sensitivity to interest rates, can all have a significant effect on our financial condition and results of operations. In general, our sales are subject to the risks of international business, including:
•	fluctuations in foreign currencies;

•	changes in the economic strength of the countries in which we conduct business;

•	trade disputes;

•	changes in regulatory requirements;

•	tariffs and other barriers;

•	quotas, duties, taxes and other charges or restrictions upon exportation;

•	transportation costs and the availability of carriers of any kind including those by land or sea; and

•	strikes or labour disputes in the transportation industry or related dock or container service industries.
Approximately 57% of our total value of lumber products sold are sold in US dollars and approximately 12% in Japanese Yen, while most of our operating costs and expenses are incurred in Canadian dollars, with a small portion in Japanese Yen and Australian dollars. Our results of operations are reported in Canadian dollars. Significant variations in relative currency values, particularly significant changes in the value of the Canadian dollar relative to the US dollar has had, and in the future could have, a material adverse effect on our operating earnings and cash flows. Excluding the effect on our long-term debt, we estimate that an increase or decrease of 1% in the value of the Canadian dollar per US$1.00 would decrease or increase, respectively, operating earnings by approximately $4.0 million to $6.0 million dollars annually.
The new Softwood Lumber Agreement with the United States was implemented on October 12, 2006. The agreement has a term of seven years, extendable for up to two years, and may be terminated after 18 months by either the Canadian or United States government on not less than six months’ notice. We are unable to predict if the agreement will be terminated prior to expiration or the consequences on termination, should it occur. In addition, the agreement provides that if the monthly volume of exports from the British Columbia coastal region exceeds a certain “Trigger Volume” as defined in the agreement, a “surge” mechanism will apply to increase the rate of the export tax for that month by 50% (for example, the 15% export tax rate would become 22.5% for that month). The surge mechanism can be triggered by any or all companies over-shipping and causing the region to pass the trigger volume. We are unable to predict if or when the surge mechanism will apply to any of our future lumber shipments into the United States.
Employees and Labour Relations
The majority of the hourly paid employees at our manufacturing facilities and timber harvesting operations are unionized. Our current collective agreements expire at various dates from June 2008 through to May 2012. The union contract representing the majority of our employees, the Coast Master Agreement, expires on June 14, 2010. Should the Company be unable to negotiate an acceptable contract at the time the existing collective agreements expire with any of the unions, a strike or work stoppage could occur. Furthermore, a negotiated settlement could result in unplanned increases in wages or benefits payable to union members. Therefore, a strike or other work stoppage could involve significant disruption of operations and/or a material adverse impact on our financial condition or results of operations.
In addition, the Company relies on certain third parties, such as stevedores or major railways, whose workforces are unionized, to provide us with services needed to operate our business. If those workers engage in strike or other work stoppages, our operations could be disrupted.
Long-Term Competition
The markets for our products are highly competitive on a domestic and international level, with a large number of major companies competing in each market. Many of our competitors have substantially greater financial resources and less debt than Western. Some of these competitors have the advantage of not being subject to fluctuations in the value of the Canadian dollar to the same extent as Western. We also compete indirectly with firms that manufacture substitutes for solid wood products, including non-wood and engineered wood products. While the principal basis for competition is price, we also compete to a lesser extent on the basis of quality and customer service. Changes in the level of competition, industry capacity and the global economy has had, and is expected to continue to have, a significant impact on the selling prices and overall profitability of the Company. Our competitive position will be influenced by factors including the availability, quality and cost of fibre, energy and labour, and plant efficiencies and productivity in relation to our competitors. Our competitive position could be adversely affected by an increase in the value of the Canadian dollar relative to the US dollar and/or the Japanese Yen, and by the export tax that has replaced the U.S.-imposed countervailing and antidumping duties regime in respect of softwood lumber shipments to the United States as described under “Business of the Company — Softwood Lumber Dispute”.
Impact of Mountain Pine Beetle Infestation
The west-central interior of British Columbia continues to be seriously damaged by North America’s largest recorded mountain pine beetle infestation. Western does not operate in the affected area and lodgepole pine, the species most at risk from the infestation, is not a key source of timber in the coastal forests. This natural disaster is causing widespread mortality of lodgepole pine. The increase in harvest levels has resulted in higher lumber production volumes and therefore more supply in the marketplace, potentially decreasing prices, primarily in the structural dimension market in the United States. There is growing evidence that, as the dead trees decay, they become more difficult and costly to manufacture into lumber and that the quality of the residual wood chips may diminish. The mountain pine beetle has crossed into Alberta, and timber harvesting of lodgepole and jackpine in Alberta will likely see an increase in AAC to promote salvage before decay, potentially adding to downward price pressures as the supply may increase. The Company is unable to predict when and if the mountain pine beetle infestation will be halted or its impact on future lumber, chip and pulp log prices.

Forest Resource Risk and Natural Catastrophes
Our timber tenures are subject to the risks associated with standing forests, in particular, forest fires, wind storms, insect infestations and disease. Procedures and controls are in place to manage such risk through prevention and early detection. Most of the timber that we harvest comes from Crown tenures and insurance coverage is maintained only for loss of logs due to fire and other occurrences following harvesting. However, this coverage does not extend to standing timber, and there is no assurance that this coverage would be adequate to provide protection against all eventualities, including natural catastrophes. Western has entered into a cost-sharing agreement with the Crown for our private lands to reduce individual incident costs of mobilizing helicopters and aerial water tankers in the event of a fire on those lands.
In addition, our operations may be adversely affected by severe weather including wind, snow and rain that may result in our operations being unable to harvest or transport logs to our manufacturing facilities for extended periods of time. Although we anticipate and factor in a certain period of down-time due to weather, extended periods of severe or unusual weather may adversely impact our financial results due to higher costs and missed sales opportunities arising from fibre shortages.
The majority of our business operations are located on the British Columbia coast, which is geologically active and considered to be at risk from earthquakes.
Climate change over time is predicted to lead to changes in the frequency of storm events as well as their severity. We also expect to see changes in the occurrence of wildfires and pest outbreaks. Long-term climatic models are predicting that the optimum ranges of many species, including those of our major tree species, will shift over time. We are unable to predict the impact of all of these factors on our tenures or on forest practices.
While the Company maintains insurance coverage to the extent deemed prudent, we cannot predict that all potential insurable risks have been foreseen or that adequate coverage is maintained against known risks.
Pulp and Paper Market Variability
The selling price of our residual wood chips is tied by formula to the net pulp realizations obtained by our wood chip customers, in Canadian dollars. Fluctuations in pulp prices and foreign currencies will accordingly impact the selling price of our residual wood chips. The price and demand for the pulp and other logs sold to pulp and paper companies is also dependent on the market conditions for pulp and paper. If contraction in the coastal pulp and paper industry were to occur, we may need to find alternative customers for our sawmill residual chips and pulp logs.
Liquidity and Capital Resources
Western has taken action, and is continuing to take action, to improve our cash flow. Lower export duties on shipments of lumber into the U.S. and operational improvements, including the synergies developed from the acquisitions of Cascadia and the Englewood Logging Division, have been incremental to cash flows. We continue to rationalize our operations to reduce costs, focus sales and production efforts on margin-generating activities, invest in operations to increase productivity and reduce unit costs, and manage maintenance and corporate expenditures. The Company intends to sell non-core assets to reduce outstanding debt and reduce interest rates on long-term debt. Although we believe our actions should result in increased cash flows and/or liquidity, there can be no assurance that we will be successful or that market forces or competition will not work to offset our actions.
Dependency on Fibre Obtained from Government Timber Tenures
Currently, substantially all of the timberlands in which we operate are owned by the Province and administered by the Ministry of Forests and Range. The Forest Act empowers the Ministry of Forests and Range to grant timber tenures, including TFLs, FLs and TLs, to producers. The Provincial Chief Forester must conduct a review of AAC for each Timber Supply Area and each TFL in the Province on a periodic basis, which is usually once every five years. This review is then used to determine the AAC for licences issued by the Province under the Forest Act. Many factors affect the AAC such as timber inventory, the amount of operable forest land, growth estimates of young forests, regulation changes and environmental and social changes. Such assessments have in the past resulted and may in the future result in reductions or increases to the AAC attributable to licences held by British Columbia forest companies (without compensation), including the licences that we hold. In addition, our AAC can be temporarily reduced (without compensation for the first four years) in areas where logging has been suspended under Part 13 of the Forest Act pending further consideration in land use planning. Land use planning and new harvesting regulations can constrain access to timber and new parks can permanently remove land from the timber harvesting land base. There can be no assurance that the amounts of such future reductions on our licences, if any, will not be material or the amounts of compensation, if any, for such reductions will be fair and adequate.
Forest Policy Changes in British Columbia
In 2003 and 2004, the Province implemented the most significant legislative reforms in the British Columbia forest industry in over 40 years. The most controversial aspect of these legislative reforms involved the Province taking back approximately 20% of the AAC from major licence holders, including Western, and providing monetary compensation. There can be no assurance that the Province will not implement further policy changes, or that any such changes will not have a material adverse effect on our operations or our financial condition.
First Nations Land Claims
First Nations groups have made claims of rights and title to substantial portions of land in British Columbia, including areas where our timber tenures and operations are situated, creating uncertainty as to the status of competing property rights. The Supreme Court of Canada has held that aboriginal groups may have a spectrum of constitutionally recognized and affirmed aboriginal rights and title in lands that have been traditionally used or occupied by their ancestors; however, such rights or title are not absolute and may be infringed by government in furtherance of a valid legislative objective, including forestry, subject to meeting a justification test. The effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been clarified. The Supreme Court of Canada has also held that even before claims of rights and title are proven, the Crown has a legal duty to consult with First Nations, which can become a duty to seek possible accommodations, when the Crown has knowledge, real or constructive, of the potential existence of an aboriginal right or title and contemplates conduct that might adversely impact it. During the period before asserted claims are proven, the Crown is required to consult in good faith with the intention of substantially addressing First Nation concerns, but First Nations agreement is not required in these consultations.
First Nations are seeking compensation from governments (and in some instances from forest tenure holders) with respect to these claims, and the effect of these claims on timber tenure rights, including our timber tenures, cannot be estimated at this time. The Federal and Provincial Governments have been seeking to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these claims. Any settlements that may result from these negotiations may involve a combination of cash, land, resources, grants of conditional rights of resource co-management or rights to gather food or resources on public lands, and some rights of self-government. The effect of such a settlement on our timber tenures or the amounts of compensation that we would receive for any taking from those tenures as a result of this process, if any, cannot be estimated at this time.
Current Provincial Government policy requires that forest management and operating plans take into account and not unreasonably infringe on aboriginal rights and title, proven or unproven, and provide for consultation with First Nations. This policy is reflected in the terms of our timber tenures, which provide that the Ministry of Forests may refuse to issue cutting permits in respect of a timber tenure if it is determined that the forestry operation would unreasonably interfere with aboriginal rights and title. First Nations have, at times, sought to restrict the Provincial Government from granting or renewing forest tenures and other operating authorizations without full consultation or their consent if these decisions could affect lands claimed by them. There can be no assurance that changes to the terms of our timber tenures as a consequence of such consultation or action will not have an adverse effect on our financial condition or results of operations.
The issues surrounding aboriginal title and rights are not likely to be resolved by the Federal Government or Provincial Government in the near future. In the interim period, the Ministry of Forests and Range initiated its Forest and Range Agreements program with a view to addressing an economic component of the Crown’s legal obligations on an interim basis. This program provides revenue sharing and short-term forest tenure opportunities for First Nations who enter into agreements with the Provincial Government. The Ministry of Forests has stated it intends to provide approximately 8% of the Province’s total Crown AAC to First Nations under this program or otherwise, using the AAC taken from other licensees under the Forestry Revitalization Act. The re-allocation of tenure to First Nations is in progress and the continuity of the timber supply from these short-term tenures is uncertain.
In the fourth quarter of 2007, the British Columbia Supreme Court released a judgment in an aboriginal rights and title claim made by the Tsilhqot’in Nation and Chief Roger William regarding lands and forests in the Interior of British Columbia (the “William decision”).  In the William decision, the court made a declaration of aboriginal rights to hunt, trap and trade in the claimed territory but declined, on procedural grounds, to make the declaration of aboriginal title that had been sought by the Tsilhqot’in Nation.  The court offered the opinion that aboriginal title exists in the claimed area and found that the present provisions of the British Columbia Forest Act do not apply to areas that meet the test for aboriginal title and that the jurisdiction to legislate in respect of the granting of rights to harvest timber on such lands lies with the federal government.  In the court’s view, prior to a finding of aboriginal title there is a presumption that non-private forest lands are Crown lands for the purposes of the provincial Forest Act and provincial legislative provisions apply, even where aboriginal title and other rights are alleged to exist.  When aboriginal title or rights are claimed, the Crown’s duty to consult First Nations is engaged. In the court’s view, if that duty of consultation is properly discharged, it gives adequate protection to alleged aboriginal interests. If there is a later declaration of rights or title there is a serious risk that, without proper consultation and accommodation, such rights may be infringed. In the court’s view, those persons whose aboriginal rights or title have been so compromised as a result of government action will have their remedy in damages. Following the William decision, in January 2008 the Ditidaht First Nation commenced litigation against the Province of British Columbia, Canada, certain other First Nations and two forestry companies, including the Company, seeking amongst other things declarations of aboriginal title and rights in areas of Vancouver Island that include areas covered by timber tenures held by the Company and declarations that provincial forestry legislation and the Company’s timber tenures are of no force or effect on the claimed aboriginal title lands.  The legal principles enunciated in the William decision, if confirmed on any appeal or applied in subsequent decisions on aboriginal title, could ultimately have a negative impact on all of Western’s Crown timber tenures or its financial condition, but the extent of any such impact is uncertain at present.
Stumpage Fees
Stumpage is the fee that the Province charges forest companies to harvest timber from Crown land in British Columbia. In January 2004, the Provincial Government announced the move to a more open and competitive market pricing system for timber and logs for the coastal region. Previously, the amount of stumpage paid for each cubic metre of wood harvested from the coastal region was based on a target rate set by the Province. Since February 29, 2004, stumpage for the coastal region is being set using the Coast Market Pricing System, which uses the results from British Columbia Timber Sales auctions to predict the value of Crown timber harvested under long-term tenures. There can be no assurance that future changes to the stumpage system or the Province’s administrative policy will not have a material impact on stumpage fees payable and consequently affect our financial condition and results of operations.
Safety
Western is subject to workplace safety laws and regulations. Failure to comply with these laws and regulations can result in monetary penalties. The laws and regulations change over time and may involve new methodologies and additional costs necessary to bring the Company into compliance.
Environmental Regulation
We are subject to extensive environmental laws and regulations. These laws and regulations impose stringent standards on our operations and impose liability to remedy problems for which we are legally responsible regarding, among other things:
•	air emissions;

•	land and water discharges;

•	operations or activities affecting watercourses or the natural environment;

•	operations or activities affecting species at risk;

•	use and handling of hazardous materials;

•	use, handling and disposal of waste; and

•	remediation of environmental contamination.
We may incur substantial costs to comply with current or future requirements, to respond to orders or directions made, to remedy problems for which we are legally responsible or to comply with new environmental laws that may be adopted from time to time. In addition, we may discover currently unknown environmental problems or conditions affecting our operations or activities or for which we are otherwise legally responsible. Western closed its Squamish pulp mill in early 2006 and the New Westminster sawmill in February 2007. Although we have engaged specialists to advise us of environmental problems and conditions, normal site clean-up may identify additional problems or conditions. Any such event could have a material adverse effect on our financial condition and results of operations.

Regulatory Risks
Our forestry and sawmill operations are subject to extensive federal, provincial, state, municipal and other local laws and regulations, including those governing forestry, exports, taxes, labour standards, occupational health, safety, waste disposal, building structures/systems, environmental protection and remediation, protection of endangered and protected species and land use and expropriation. Under certain laws and regulations, we are also required to obtain permits, licences and other authorizations to conduct our operations, which permits, licences and authorizations may impose additional conditions that must be satisfied. Although we budget for expenditures to maintain compliance with such laws and permits, there can be no assurance that these laws and regulations or government policy will not change in the future in a manner that could have an adverse effect on our financial condition or results of operations or the manner in which we operate. Nor can there be any assurance that administrative interpretation of existing laws and regulation will not change or more stringent enforcement of existing laws will not occur, in response to changes in the political or social environment in which we operate or otherwise, in a manner that could have an adverse effect on our financial condition or results of operations or the manner in which we operate.
Legal Proceedings
In addition to various matters such as First Nations claims or tenure issues potentially involving litigation, the outcome of which cannot be predicted and which is discussed elsewhere herein, Western is subject to routine litigation incidental to our business, the outcome of which we do not anticipate will have a material adverse affect on our financial condition and results of operations.
Reliance on Directors, Management and Other Key Personnel
Western relies upon the experience and expertise of our personnel. No assurance can be given that we will be able to retain our current personnel and attract additional personnel as necessary for the development and operation of our business. Loss of or failure to attract and retain key personnel could have a material adverse effect on Western’s business.
These risks should be considered in the context of our business, which is described under “General Development of the Business” and “Business of the Company”.
DIVIDENDS
The payment of dividends on the Company’s Common Shares and Non-Voting Shares is at the discretion of the Board and depends on our financial condition, the need to finance capital expenditures, financial covenants in credit agreements and other factors the Board may wish to consider. No dividends have been paid by us on the Common Shares or the Non-Voting Shares.
Financing facilities currently in place contain covenants restricting certain payments, including the payment of dividends on Common Shares and Non-Voting Shares. The facilities provide, among other things, that any subsidiary may declare or pay dividends or otherwise make distributions in cash to the parent company or a guarantor existing under the facilities.
CAPITAL AND DEBT STRUCTURE
Share Capital
Western’s authorized capital consists of an unlimited number of Common Shares, an unlimited number of Non-Voting Shares, and an unlimited number of Preferred Shares, of which, as of the date hereof, 119,842,359 Common Shares, 84,571,206 Non-Voting Shares and no Preferred Shares are issued and outstanding.
Common and Non-Voting Shares
The Common Shares entitle the holders thereof to one vote per share. The Non-Voting Shares do not entitle the holders thereof to any votes at meetings of our shareholders (or to receive notice of or attend such meetings), subject to the condition that the Non-Voting Shares will entitle the holders thereof to one vote per share on any vote relating to our liquidation, dissolution or winding-up, or the sale, lease or exchange of all or substantially all of our property and as otherwise provided by law or any amendment that would add, change or remove attributes of the Non-Voting Shares or of any class of share adversely affecting the Non-Voting Shares either separately or in relation to the Common Shares.

The holders of Common Shares and Non-Voting Shares participate equally with each other in respect of the payment of dividends, including the amount per share of the dividend.
The Common Shares and Non-Voting Shares rank equally with each other in respect of the return of capital in the event of the liquidation, dissolution or other distribution of our assets for the purpose of winding up our affairs.
If either the Common Shares or Non-Voting Shares are subdivided, consolidated, reclassified or otherwise changed, appropriate adjustments would be made at the same time to the rights attaching to the shares of the other class to ensure the preservation of the rights of each class in relation to those of the other.
Western may convert the Non-Voting Shares into Common Shares on a one-for-one basis, in whole or in part, at any time in our sole discretion, provided that our Board of Directors is at that time of the opinion that to do so would not have a material adverse effect on the Company’s business, financial condition or business prospects. The Board has the right to select the Non-Voting Shares to be converted on a pro rata basis, by lot or in such other manner as it considers appropriate.
The Non-Voting Shares and Common Shares shall be treated identically by us in the event of an issuer bid by the Company. In the event that a take-over bid is made for our Common Shares that is not made on the same economic terms on a per-share basis to holders of Non-Voting Shares, Western will convert the outstanding Non-Voting Shares into Common Shares in order to enable them to participate in the take-over bid on the same terms as if the Non-Voting Shares had been converted into Common Shares before the take-over bid for the Common Shares was made.
Except as described above, the Common Shares and the Non-Voting Shares have the same rights, are equal in all respects and will be treated by us as if they were shares of one class only.
Western has entered into a registration rights agreement (the “Registration Rights Agreement”) providing holders of the Non-Voting Shares with “demand” and “piggy-back” registration rights, which will enable the holders to require us to file a prospectus (in respect of a “demand” registration) or enable the holders to participate in an offering made by us (in the case of a “piggy-back” registration) and otherwise assist with a public offering of Non-Voting Shares or, subject to the Exchange Limitation, Common Shares for which the Non-Voting Shares may be exchanged, subject to certain limitations. These registration rights may not be exercised until May 1, 2009, the third anniversary of the closing date of the Acquisition. The registration rights will only be exercisable in circumstances where, if the Non-Voting Shares that have been requested to be registered were exchanged for Common Shares, the Exchange Limitation would not apply, and our Board has not caused those Non-Voting Shares to be exchanged for Common Shares. Western has agreed to use best efforts to cause the shares subject to a registration request to be listed on the TSX, provided that, for greater certainty, we will not be required to issue additional Non-Voting Shares in order to secure such a listing. In the event of a “piggy-back” registration, our financing requirements would take priority. Any expenses of such a “demand” or “piggy-back” registration shall be borne by us (other than underwriting fees or other selling expenses, which shall be borne proportionately between us and the selling holders on the basis of the proportional shares of the aggregate proceeds of the offering).
Preferred Shares
The Preferred Shares may, at any time or from time to time, be issued in one or more series, and the directors may, by resolution, fix the number of Preferred Shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each series. Before issuing Preferred Shares of a series, the directors must file with the Director of the CBCA articles of amendment. Preferred Shares of each series rank on a parity with the Preferred Shares of every other series with respect to priority in the payment of dividends and in the distribution of our assets in the event of our liquidation, dissolution or winding-up or any other distribution of our assets among shareholders for the purpose of winding-up our affairs.
If Preferred Shares were outstanding, the holders of such shares would be entitled to priority over the Common Shares and the Non-Voting Shares with respect to the payment of dividends and the distribution of our assets on a liquidation, dissolution or winding-up or other distribution of our assets for the purpose of winding-up our affairs. The Preferred Shares of each series may be given such other preferences not inconsistent with the above over the Common Shares and the Non-Voting Shares as may be determined in the case of each series authorized to be issued.
Except as otherwise required by law, the holders of the Preferred Shares are not entitled to receive notice of or to attend or to vote at any meeting of shareholders of Western.

Meetings of Shareholders
An annual meeting of Western’s shareholders must be held once in every calendar year not later than 15 months after the last preceding annual meeting, but no later than six months after the end of the preceding financial year, and at such place as our Board of Directors may determine in accordance with the CBCA. The holders of not less than 5% of Western’s issued shares that carry the right to vote at a meeting may requisition the Board of Directors to call a meeting of shareholders for the purposes stated in the requisition. The Board of Directors may also, whenever they think fit, convene a special meeting of shareholders. The quorum for the transaction of business at any meeting of shareholders of Western is one or more individuals present or deemed to be present, each being one or more shareholders entitled to vote thereat or a duly appointed proxy holder or representative for an absent shareholder so entitled, and holding or representing by proxy not less than 5% of our outstanding shares entitled to vote at the meeting. The only persons entitled to be present at a meeting of shareholders are those persons entitled to vote thereat, the directors and auditors of Western and others who are entitled or required under the CBCA or our articles or bylaws to be present at a meeting of shareholders.
Class C Warrants
Western has outstanding 569,373 Tranche 1 Class C Warrants, 854,146 Tranche 2 Class C Warrants and 1,423,743 Tranche 3 Class C Warrants, issued as of July 27, 2004 under the Class C Warrant Indenture entered into in connection with the implementation of the Plan. In accordance with the terms of the Class C Warrant Indenture, following the completion of the Rights Offering to all shareholders, effective April 5, 2006 the Class C Warrants were re-priced so that each Class C Warrant now entitles the holder to purchase one Common Share (subject to certain adjustments) at the following exercise prices: $14.72 (previously $16.28) for Tranche 1 Class C Warrants, $23.54 (previously $26.03) for Tranche 2 Class C Warrants, and $30.60 (previously $33.83) for Tranche 3 Class C Warrants.
The Class C Warrants are non-transferable and have a five-year term that expires on July 27, 2009, subject to early termination provisions. Western is entitled to give a 30-day notice of termination with respect to any tranche of Class C Warrants if, during a 20-day trading period ending prior to the fifth business day prior to the date of such notice, the Common Shares trade at a weighted average price per share that is more than 125% of the exercise price of such tranche. In addition, the Class C Warrants will expire upon any amalgamation or similar business combination that results in the shareholders of Western owning less than 80% of the issued and outstanding equity shares of the continuing entity.
Stock Options
Western has an Option Plan which permits the granting of options to eligible participants to purchase up to a maximum of 10,000,000 Common Shares, which have been reserved for issuance under the Option Plan. As of the date hereof, 4,233,060 options are outstanding.
The Option Plan provides that the Board of Directors may from time to time grant options to acquire Common Shares to any participant who is an employee, officer or director of Western or its affiliates or a consultant to Western or its affiliates. The exercise price for options granted pursuant to the Option Plan will be determined by the Board on the date of the grant, which price may not be less than the market value. Market value is defined as the closing price of the Common Shares on the TSX on the trading day immediately preceding the grant and if there is no closing price the last sale prior thereto. The term of the options granted under the Option Plan is determined by the Board, which term may not exceed a maximum of ten years from the date of the grant. Pursuant to the Option Plan, additional terms and conditions, including vesting requirements, may be imposed by the Board on the options granted under the Plan.
The total number of Common Shares that may be reserved for issuance to any one participant pursuant to options granted under the Option Plan in any one year may not exceed 5% of the Common Shares outstanding (on a non-diluted basis) on the grant date of the options. The maximum number of Common Shares that may be issued to insiders of Western pursuant to options granted under the Option Plan within any one-year period, when taken together with the number of Common Shares issued to such insiders under Western’s other previously established or proposed share compensation arrangements, may not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at the end of such period and, in the case of any one insider and their associates, may not exceed 5% of such issued and outstanding Common Shares. The maximum number of Common Shares that may be reserved for issuance under options granted to insiders under the Option Plan together with the number of Common Shares reserved for issuance to such insiders under Western’s other previously established or proposed share compensation arrangements may not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at the grant date of the options.

Working Capital Facility
On July 27, 2004, Western entered into the Working Capital Facility, a three-year revolving line of credit with CIT Business Credit Canada Inc. (“CIT”) providing for revolving advances up to $100 million principal, and bearing interest at a rate equivalent to the CIBC Prime bank rate plus 0.75% per annum or, at our option, Banker’s acceptances plus 2.25% per annum. The amount of the Working Capital Facility is subject to a borrowing base calculation based on the amount of eligible accounts receivable and inventories, which can vary significantly over time.
On July 13, 2006, the revolving credit facility was amended to increase the maximum amount that can be borrowed to $150 million with provision for further extensions up to $200 million subject to lender approval, reduce the interest rate to CIBC prime plus 0.50%, extend the term until July 12, 2009, and effect certain other amendments.
Certain of our operating subsidiaries have provided guarantees to CIT to secure Western’s obligations to CIT, and Western has granted CIT a first lien on, and security interest in, all of our present and future accounts receivable, inventory and other current assets.
Senior Secured Facilities
On March 10, 2006, Western entered into a new senior secured credit agreement with BBLF (the “BBLF Credit Agreement”) pursuant to which BBLF provided Western with new senior secured credit facilities (the “BBLF Facilities”) in the form of a US$187.5 million term loan facility (the “U.S. Facility”), and a $90 million term loan facility (the “Canadian Facility”). The proceeds of the BBLF Facilities were used to redeem Western’s US$221 million 15% Secured Bonds, together with all accrued interest.
The US Facility has a term of 48 months maturing on March 10, 2010 and the Canadian Facility has a term of 12 months, which was extended for one additional 12-month period to mature on March 10, 2008 on payment of a fee of 2% of the balance outstanding. Interest on the BBLF Facilities is payable monthly. Interest on the US Facility was originally payable at a rate equal to the one-month London Interbank Offered Rate plus 8.15% but this rate has since been reduced (see below). Interest on the Canadian Facility was calculated at a rate equal to the CIBC Prime bank rate plus 5.25% and payment was deferred. Commencing March 1, 2007, the Company pays interest in cash on $45 million of the Canadian facility.
Loans under the BBLF Facilities may be prepaid in a minimum amount of $1,000,000 and in integral multiples of $100,000 thereafter, in Canadian dollars or United States dollars, as applicable.
The BBLF Facilities are guaranteed by all of Western’s material subsidiaries (the “Guarantors”). Other than with respect to the Englewood Logging Division, which is secured by a second charge, the obligations in respect of the BBLF Facilities are secured by a lien on, and security interest in, all of Western’s and each of the Guarantors’ properties and assets including, without limitation, a pledge of shares of each of the Guarantors. BBLF was granted a first lien on Western’s and each Guarantor’s present and future fixed assets and, by virtue of subordination to CIT, a second lien on all of Western’s and each Guarantor’s present and future working capital assets.
BBLF and CIT entered into an intercreditor agreement dated as of March 10, 2006, which sets forth BBLF’s and CIT’s agreement on certain intercreditor issues including, without limitation, BBLF’s and CIT’s relative priorities under the security granted by Western and each of the Guarantors.
The Company paid down US$4.2 million of the US dollar term loan as required under the loan agreement following receipt of the rights offering proceeds and paid down a further US$88.0 million on November 24, 2006, reducing the amount outstanding at December 31, 2006 to US$95.3 million. At December 31, 2006 the principal outstanding under the Canadian Facility was $99.5 million. In March, 2007, the loan agreement was amended with respect to the US dollar-denominated term loan so that interest is now payable at a rate equal to the one-month London Interbank Offered Rate plus 3.00%, the annual fee calculated at 0.75% on the balance outstanding is eliminated and the amount of the term loan was reduced from US$95.3 million to US$73.5 million through the payment of US$21.8 million from the Company’s cash reserves. As at December 31, 2007, the principal amount outstanding under the Canadian Facility was $101.8 million and the principal amount outstanding under the US Facility was US$73.5 million.

MARKET FOR SECURITIES
Trading Price and Volume
As of the date hereof the Common Shares are listed and posted for trading on the Toronto Stock Exchange under the symbol “WEF”. The following sets out the price range and volumes traded on the Toronto Stock Exchange on a monthly basis for each month of the most recently completed financial year:

Month	High	Low	Volume
January 2007	2.15	1.85	2,526,984
February 2007	2.40	1.95	816,977
March 2007	2.46	2.02	259,369
April 2007	2.24	2.01	118,762
May 2007	2.37	1.95	460,312
June 2007	2.30	2.03	260,089
July 2007	2.20	2.05	91,274
August 2007	2.43	2.05	231,059
September 2007	2.34	2.00	146,551
October 2007	2.45	1.98	103,557
November 2007	2.22	1.50	288,823
December 2007	1.74	1.37	293,479
DIRECTORS AND OFFICERS
Western’s articles provide that the Board is to consist of a minimum of three directors and a maximum of 15 directors. Western currently has nine directors.
At each annual meeting of shareholders of Western, the entire Board of Directors retires and directors are elected for the next term. Each director serves until the close of the next annual meeting or until his successor is elected or appointed, unless his office is earlier vacated in accordance with our articles or with the provisions of the CBCA. Not less than 25% of the members of our Board of Directors are required to be resident Canadians, in accordance with the CBCA. Western’s officers serve at the discretion of the Board.

The table and narrative below set forth the names, provinces of residence and positions with Western of the directors of Western as of the date hereof, and the principal occupation of each of them during the past five years.

Name and Province and
Country of Residence	Position with Western	Director Since
JAMES ARTHURS(1)(2)(3)	Director	July 27, 2004
B.C., Canada

LEE DONEY(2)(3)	Director	July 27, 2004
B.C., Canada

DOMINIC GAMMIERO(2)	Director	June 16, 2006
Ontario, Canada

ROBERT HARDING (3) (4)	Director	June 16, 2006
Ontario, Canada

REYNOLD HERT	President, Chief Executive Officer and Director	October 4, 2004
B.C., Canada

JOHN MACINTYRE(1)	Director and Chairman of the Board	July 27, 2004
Ontario, Canada

CYRUS MADON(3) (4)	Director	June 16, 2006
Ontario, Canada

PIERRE MCNEIL	Director	December 20, 2007
Ontario, Canada

JOHN B. NEWMAN(1)(3)(4)	Director	July 27, 2004
Ontario, Canada

(1)	Member of the Audit Committee.

(2)	Member of the Environmental, Health and Safety Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

(4)	Member of the Management Resources and Compensation Committee.
James Arthurs, Director
Mr. Arthurs is and has been since 2004, the Senior Vice President, North American Operations for Integrated Paving Concepts Inc., a manufacturer of equipment, tooling and high technology coatings for the decorative asphalt industry. Prior to joining Integrated Paving Concepts, Mr. Arthurs was Managing Director, Operations, for The Jim Pattison Group, one of Canada’s largest privately-held companies, from 2002 through 2004. From January 2002 to May 2002 he was the Sr. Vice President and Chief Information Officer for Alderwoods Group, Inc. (emergent company of the former Loewen Group, operating funeral homes and operations within North America and the U.K.) and from May 2000 to January 2002, he was with the Loewen Group. The Loewen Group was the subject of CCAA proceedings in Canada and Chapter 11 proceedings in the U.S. from June 1, 1999 to December 31, 2001. Mr. Arthurs holds a Bachelor of Science Degree in Computer Science from the University of Calgary.
Lee Doney, Director
Mr. Doney is an independent consultant through his company, RLD Strategies. He is a director on the Community Living Board of the British Columbia government and the Chairman of the Board of Columbia Power Corporation. Mr. Doney was a Deputy Minister in the British Columbia government for over 15 years and served in a number of other posts in the government. Most recently, he was Deputy Minister of Skills and Development and Labour from June 2001 until his retirement in April 2004. Mr. Doney’s previous responsibilities include: Deputy Minister of Forests; Chief Executive Officer of Forest Renewal British Columbia; Interim Chairman, Industry Training and Apprenticeship Commission; Chief Executive Officer of the British Columbia Labour Force Development Board; Chairman of the Workers Compensation Board of Governors; Executive Director to the Provincial Round Table on the Environment and the Economy; and Executive Director for the BC Treaty Commission. He has a Masters Degree in Economics from Queens University.

Dominic Gammiero, Director
Mr. Gammiero is Chairman of Fraser Papers Inc., an integrated specialty paper company. He is also a director of Norbord Inc. From 2004 until 2006 Mr. Gammiero was the President and Chief Executive Officer of Fraser Papers Inc. and from 1999 to 2004, he was the President and Chief Executive Officer of Norbord Inc. Mr. Gammiero has more than 30 years’ experience in the forest products industry in North America and Europe. He holds a Masters degree in Business Administration from the University of Detroit.
Robert J. Harding, Director
Mr. Harding is Chairman of Brookfield Asset Management Inc. and Norbord Inc. He is also a director of Fraser Papers Inc. and Atomic Energy of Canada Limited. Mr. Harding is Chairman of the Board of Governors of the University of Waterloo, Chairman of the Board of Trustees of the United Way of Greater Toronto, and a Trustee of The Hospital for Sick Children and of the Art Gallery of Ontario. Mr. Harding holds a Bachelor of Mathematics degree from the University of Waterloo. He obtained his designation as a Chartered Accountant in 1981 and was elected a Fellow of the Institute of Chartered Accountants of Ontario in 2000.
Reynold Hert, President, Chief Executive Officer and Director
Mr. Hert was appointed President, CEO and Director of Western on October 4, 2004. Prior to joining Western, Mr. Hert spent 12 years with Weyerhaeuser in various roles, most recently in Kamloops, B.C., as Vice President, Canadian Forestlands and previously as Vice President, Canadian SPF Lumber. Mr. Hert joined Weyerhaeuser as part of the acquisition of Proctor & Gamble Grande Prairie assets. He managed the Grande Prairie sawmill at the time. He started in the Canadian forest industry while a forestry student at the University of Toronto, working in timber cruising in Ontario and Alberta. Mr. Hert has a Bachelor of Science Degree (Forestry) from the University of Toronto.
John MacIntyre, Director and Chairman of the Board
Mr. MacIntyre is, and has been since 2004, a partner in Birch Hill Equity Partners Inc. (a successor to TD Capital’s private equity fund). From 2002 to 2004, he was an independent financial advisor. Until February 2002, Mr. MacIntyre was a Senior Vice-President of The Toronto-Dominion Bank, and Vice Chairman, Global Head, Investment Banking, TD Securities. Prior to joining TD Securities in 1987, Mr. MacIntyre was with Ernst & Young LLP. Mr. MacIntyre has been a director of several public and private corporations, and is currently a director of Ace Bakery Limited, Bluewave Energy Limited, and Nealanders International Inc. He is a member of the advisory boards of TD Capital Private Equity Investors, TD Capital Ventures and Tricap Restructuring Fund. Mr. MacIntyre is a Chartered Accountant, a Chartered Business Valuator and a graduate of Queen’s University.
Cyrus Madon, Director
Mr. Madon is a Managing Partner of Tricap Partners Ltd. for Brookfield Asset Management Inc. and has been directly involved in various of Brookfield’s restructuring initiatives since he joined Brookfield in 1998. He was also a director of Stelco Inc. Mr. Madon began his career at PricewaterhouseCoopers LLP where he worked in Corporate Finance and Recovery. Mr. Madon is a Chartered Accountant and holds a Bachelor of Commerce degree from Queen’s University.
Pierre McNeil, Director
Mr. McNeil joined the Board on December 20, 2007. He is a Senior Vice President with Tricap Partners Ltd. and the President and CEO of Concert Industries Corp. He brings to the Board a diverse operational and human resource management experience from the forest industry and has played a leadership role in strategic projects across Canada, the U.S. and the United Kingdom. From July 2004 he served as a Senior Vice President with Fraser Papers Inc. prior to joining Tricap Partners Ltd. in December 2006. From October 2001 until July 2004 Mr. McNeil was site director for Norbord Inc.’s manufacturing operations in Cowie, Scotland. Mr. McNeil holds a Bachelor of Arts degree from the University of Ottawa.
John B. Newman, Director
Since his retirement in 1990 as Deputy Chairman of Prudential Securities (Canada), Mr. Newman has served as Chairman and CEO of Multibanc Financial Holdings Limited, a private investment vehicle located in Toronto. Mr. Newman also served as Chairman and CEO of First Place Tower Inc., the owner of a 2.6 million-square foot, 72-storey office and retail complex located in Toronto, from its emergence from bankruptcy in 1995 until its sale in 1999. He is currently a director of a number of public and private Canadian corporations and trusts engaged in real estate, insurance, investment, manufacturing, distribution and financing. Mr. Newman is the Chairman of Dale-Parizeau LM Inc., Morris & Mackenzie Inc. and the AGF Family of Mutual Funds Trusts and Corporations, and was the Chairman of Simmons Canada Inc. until its sale on November 30, 2006, and of Multi-Fund Management Inc. until its sale on June 30, 2006. He is also a director or member of the Independent Review Committee of certain closed-end funds administered by Scotia Capital Inc., TD Securities Inc. and BMO Nesbitt Burns Inc. Mr. Newman was also an independent director of FT Capital Inc. until his resignation on December 17, 2002. FT Capital Inc. was operating under an agreed moratorium on its principal and interest payments on its subordinated debentures prior to Mr. Newman becoming one of its independent directors. Prior to Mr. Newman’s resignation, FT Capital Inc. was subject to a number of cease trade orders issued in 2001 and 2002 by various securities regulatory authorities in Canada for failure to file financial statements while its principal shareholder B.C. Pacific Capital Corporation considered restructuring options with Brascan Financial Corporation. Those cease trade orders were subsequently terminated after FT Capital Inc. filed the requisite financial statements.
Executive Officers and Senior Management
Set forth below is the name, province of residence, description of office held within Western and a brief biography of each executive officer and member of Western’s senior management (other than the CEO, whose biographical information is set forth above).

Name and Province and
Country of Residence	Position with Western
TREVOR BONIFACE(1)	Vice President, Timberlands
B.C., Canada

BRIAN CAIRO	Corporate Controller and Assistant Corporate Secretary
B.C., Canada

NORM FACEY(1)	Vice President, Manufacturing
B.C., Canada

REYNOLD HERT(1)	President, Chief Executive Officer and Director
B.C., Canada

MURRAY JOHNSTON(1)	Vice President, Chief Financial Officer, and Corporate Secretary
B.C., Canada

DUNCAN KERR(1)	Senior Vice President and Chief Operating Officer
B.C., Canada

PETER LINEEN	Director, Safety and Environment
B.C., Canada

MORRIS MANDZIUK	Treasurer
B.C., Canada

JENS NILAUSEN(1)	Vice President, Sales and Marketing
B.C., Canada

DEBBIE NUSSBAUM(1)	Vice President, Human Resources
B.C., Canada

NEIL STEVENS(1)	Vice President, Fibre Optimization
B.C., Canada

(1)	Executive officer of the Company.

Trevor Boniface, Vice President, Timberlands
Mr. Boniface was named Vice President, Timberlands in January 2005 and prior to that was Regional Manager for the Nootka region since July 2004. He was the Regional Manager for the Nootka region for Doman since 1998. Mr. Boniface started with Doman in 1977. As noted above, Doman and its subsidiaries were subject to CCAA proceedings. Mr. Boniface has a Bachelor of Science Degree in Forestry (Harvesting Option) and is also a Registered Professional Forester (British Columbia).
Brian Cairo, Corporate Controller and Assistant Corporate Secretary
Mr. Cairo has been Corporate Controller since March 2006. In 2006 he was also appointed Assistant Corporate Secretary. Prior to joining Western in 2006, Mr. Cairo spent 10 years with Weyerhaeuser in various financial roles, most recently in Vancouver British Columbia, as Finance and Accounting Manager, Canadian Forestlands. Previously, Mr. Cairo worked for KPMG in the Accounting and Audit group in Winnipeg, Manitoba. Mr. Cairo holds a Bachelor of Commerce from the University of Manitoba, an Masters of Business Administration from Athabasca University, and is a Certified General Accountant.
Norm Facey, Vice President, Manufacturing
Mr. Facey joined Western as Vice President of Manufacturing in August of 2007. He has spent 27 years in operational management in various forest products companies across Canada. For the six years prior to joining Western, Norm was the Vice President of Operations at Catalyst Paper. Norm holds a Bachelor of Applied Science from the University of British Columbia and is a Registered Professional Engineer.
Murray Johnston, Chief Financial Officer and Vice President, Finance
Mr. Johnston was appointed as Chief Financial Officer of Western, effective December 17, 2007. Mr. Johnston came to Western from Winpak Ltd., where he had served as Vice President and Chief Financial Officer since 1999. His prior roles have included working at Design Systems/Weekenders and several roles with Harlequin Enterprises Ltd. including Vice President Finance, Overseas Division. A Chartered Accountant, Mr. Johnston began his career with Ernst & Young in New Zealand and England.
Duncan Kerr, Senior Vice President and Chief Operating Officer
Mr. Kerr has been Senior Vice President and Chief Operating Officer since August 2005 prior to which he spent 12 years with RLG International, an international consulting company, the last seven years as a senior project manager, advising a number of clients on performance improvement measures in the lumber, logging, pulp and paper, and energy sectors. Prior to that, Mr. Kerr was a mining engineer with Westmin Resources Limited. He has a Bachelor of Engineering from McGill University.
Peter Lineen, Director, Safety and Environment
Mr. Lineen has been Director, Safety and Environment since June 2005 prior to which he was the Manager of Health and Safety for Weyerhaeuser’s Canadian Lumber Business. Mr. Lineen has spent the last 20 years in the environment, health & safety field in the telecommunications, oil and gas and forest products sectors. He is a Canadian Registered Safety Professional and has a Diploma of Technology in Occupational Health and Safety from the British Columbia Institute of Technology. Until December 31, 2007, Mr. Lineen served as Chairman of the Board of Canadian Registered Safety Professionals.
Morris Mandziuk, Treasurer
Mr. Mandziuk has been Treasurer since July 2004, prior to which he held various positions in the accounting, planning and treasury areas at Doman during his 17 years with the company. As noted above, Doman and its subsidiaries were subject to CCAA proceedings. Mr. Mandziuk is a Certified Management Accountant.
Jens Nilausen, Vice President, Sales and Marketing
Mr. Nilausen has been Vice President, Sales and Marketing since September 12, 2005. He has been employed with us since July 2004 as the Sales Manager for our Export Division and prior to that with Doman since June of 1998 in the same position. As noted above, Doman and its subsidiaries were subject to CCAA proceedings. Mr. Nilausen has over 25 years of experience in international lumber marketing and distribution, with a diverse background including work assignments in North America, Asia, Europe and Australia. He has a Bachelor of Arts Degree in Business Administration from the Copenhagen Business School, a Diploma of Business Management from the University of British Columbia, and attended the European Institute of Business Administration in France (Young Manager’s Program).
Debbie Nussbaum, Vice President, Human Resources
Ms. Nussbaum was named Vice President, Human Resources in May 2005 and prior to that was the Company’s Employee Services Manager since July 2004. She was the Employee Services Manager for the Sawmills Division of Doman since April, 2003. As noted above, Doman and its subsidiaries were subject to CCAA proceedings. From 1990 to 2003, Ms. Nussbaum held various positions within the scope of Employee Services for Tolko Industries, Manitoba Division (formerly Repap Manitoba). Ms. Nussbaum is a Certified Payroll Manager and Certified Human Resource Candidate.
Neil Stevens, Vice President, Fibre Optimisation
Mr. Stevens has been Vice President, Fibre Optimisation since June 2006. From 1994 to 2006, he held various positions with Weyerhaeuser in Softwood Lumber and in Canadian Forestlands, conducting work primarily in Alberta, Saskatchewan and Ontario. Prior to that Mr. Stevens was employed in forestry consulting in Alberta, as Manager and Senior Consultant. Mr. Stevens has a Bachelor and a Master of Science degree in Forestry from the University of Alberta and is a non-resident member of the College of Alberta Professional Foresters.
Shareholdings of Directors and Executive Officers
As at the date hereof, except as described herein, none of our Common Shares are beneficially owned, directly or indirectly, and no direction or control over any of our shares is exercised by any of the directors and executive officers of Western. As of the date hereof, Tricap Management (as manager for Tricap) has the right to control or direct 58,722,756 Common Shares (49% of the issued and outstanding Common Shares) and 84,571,206 Non-Voting Shares (100% of the issued and outstanding Non-Voting Shares). Mr. MacIntyre is a member of the independent advisory board of Tricap. Of the shares beneficially owned by the co-investors in Tricap, 441 Common Shares are beneficially owned by Mr. McIntyre. However, as disclosed above, Tricap Management has the right to control or direct those shares, including the right to vote or dispose of them. Mr. Hert, Mr. Doney and Mr. Johnston beneficially own 18,100, 5,000 and 4,000 Common Shares, respectively, and Mr. Arthurs and Mr. MacIntyre beneficially own 5,000 and 441 Common Shares, respectively. Together, these 32,541 shares represent less than one percent of the Company’s outstanding Common Shares.
CORPORATE GOVERNANCE AND BOARD COMMITTEES
Our Board has adopted a written mandate in which it has assumed responsibility for our stewardship and responsibility for overseeing the management of our business. In that regard, our Board carries out its mandate directly or through its committees described below.
The Board has established four committees of directors, being the Nominating and Corporate Governance Committee, the Environmental, Health and Safety Committee, the Management Resources and Compensation Committee and the Audit Committee.
Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee was established for the following purposes:
(a)	monitoring significant developments in the law and practice of corporate governance and the duties and responsibilities of directors of public corporations;

(b)	developing and recommending to our Board the corporate governance principles of the Company and any modification or amendments thereto;

(c)	recommending to the Board appropriate criteria for the selection of new directors and periodically reviewing such criteria and, as necessary, recommending changes thereto;

(d)	making recommendations to the Board with respect to Board size and composition, and assisting the Board in the identification and selection of individuals qualified to become Board members, based on the criteria for selection of new directors adopted from time to time by the Board; and

(e)	recommending such procedures as may be necessary to allow the Board to function independently of management.
The committee is responsible for assessing our overall corporate governance principles, making recommendations on the size and composition of the Board, director recruitment and orientation, and making recommendations regarding compensation and benefit levels of directors.
The Nominating and Corporate Governance Committee is composed of the following directors:
John B. Newman – Chairman
James Arthurs
Lee Doney
Robert Harding
Cyrus Madon
Environmental, Health and Safety Committee
The Environmental, Health and Safety Committee was established to assist the Board in respect of health and safety matters and the Company’s compliance with applicable environmental legislation. It reviews and monitors matters relating to environmental, health and safety policies and procedures, and makes recommendations in areas of regulatory compliance.
The Environment, Health and Safety Committee is composed of the following directors:
Lee Doney – Chairman
James Arthurs
Dominic Gammiero
Management Resources and Compensation Committee
The Management Resources and Compensation Committee was established to assist the Board with:
(a)	appointing and compensating executive officers and approving succession plans for executive officers;

(b)	approving and reporting to the Board respecting our human resources policies for executive officers; and

(c)	overseeing the administration of our compensation and benefits plans.
The committee is responsible for:
(a)	reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those corporate goals and objectives, and making recommendations to the Board with respect to the CEO’s compensation level based on this evaluation;

(b)	reviewing compensation policies applicable to non-CEO officers and reviewing and approving non-CEO officer compensation; and

(c)	reviewing executive compensation disclosure before the Company publicly discloses this information.
The Management Resources and Compensation Committee is composed of the following directors:
Robert Harding – Chairman
Cyrus Madon
John B. Newman
Audit Committee
The Audit Committee was established to assist the Board in fulfilling its oversight responsibilities regarding:
(a)	the accuracy and completeness of our financial statements;

(b)	our internal control and financial reporting systems;

(c)	the selection and activities of our external auditor;

(d)	risk management; and

(e)	our compliance with legal and regulatory requirements.
The committee is responsible for the oversight of financial reporting and disclosure, annual and quarterly review of financial statements, and the related management’s discussion and analysis and earnings release, and oversight of internal controls and disclosure procedures. The committee also recommends the appointment of our external auditors, reviews the annual audit plan and auditor compensation, approves non-audit services provided by the external auditor, reviews hiring policies regarding former staff and auditors and reviews the adequacy of our risk management policies and procedures.
The Audit Committee has adopted a charter that reflects these and other responsibilities. The charter as most recently approved by the Board of Directors is attached as an appendix to this Annual Information Form.
The Audit Committee has adopted a policy that requires, in accordance with applicable law, its pre-approval of all non-audit services to be provided by the Company’s auditors. See “Pre-Approval Policies and Procedures of Non-Audit Services”.
     Composition of and Education and Experience of Members of the Audit Committee
The Audit Committee is composed of the following directors:
John MacIntyre – Chairman
James Arthurs
John B. Newman
The Board of Directors has determined that all three members of the Audit Committee are independent and financially literate, based on their experience as executive officers of public and/or private companies and/or their experience in finance and/or as chartered accountants. See “Directors and Officers” for a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member.
     Pre-Approval Policies and Procedures of Non-Audit Services
The Audit Committee has adopted the following pre-approval policies:
(a)	Annually, the Audit Committee will review a list of audit, audit-related, tax and other non-audit services and recommend pre-approval of these services.

(b)	All additional requests to engage our auditor for other services will be addressed on a case-by-case specific engagement basis. Except as otherwise permitted by applicable law, the engagement may only commence upon approval by the Audit Committee.

External Auditor Service Fees
The aggregate fees billed for professional services rendered by our auditors, KPMG LLP to us for the years ended December 31, 2007 and 2006 are as follows:

	Year ended		Year ended
	December 31, 2007		December 31, 2006
Audit fees:
Audit of the consolidated financial statements	$680,000		$715,000
Quarterly reviews	180,000		150,000
Audit-related fees	508,455	(1)	454,113	(1)
Total Audit and Audit-Related Fees	1,368,455		1,319,113
Tax Fees	149,355	(2)	160,015	(2)
Internal control advisory fees	97,664		102,150
Pension audits	17,000		16,000
All other fees	—		—
Total Fees
Total Fees	$1,632,474		$1,597,278
Total Fees

(1)	Audit-related fees consist of accounting advice relating to new or complex accounting standards, supplemental audit and review procedures conducted during the course of the year and the auditors involvement with offering and continuous disclosure documents.

(2)	Tax fees consist of fees for tax compliance services and tax planning and structuring.
Disclosure Committee
The Board has also established a Disclosure Committee, the members of which are the Chairman of the Board, the President and Chief Executive Officer, and the Chief Financial Officer (who is not a director). The primary objectives of the Committee are to oversee the establishment, maintenance and implementation of, and to supervise and participate in the evaluation of, Western’s disclosure controls and procedures.
LEGAL PROCEEDINGS
In addition to the legal proceedings referred to elsewhere in this Annual Information Form, in the normal course of business, Western is subject to a number of claims and legal actions that may be made by customers, suppliers and others in respect of which either provision has been made or for which no material liability is expected.
We have a number of claims filed against us from logging contractors with respect to various operating issues. Certain of the claims are pending arbitration, mediation or appeal, while others have not yet reached a formal stage. Where we are not able to determine the outcome of these disputes, no amounts have been accrued in our financial statements.
A First Nation has advised Western that they are contemplating litigation arising from the decision of the Minister of Forests to remove our private timberlands from one of our TFLs.
Other than as disclosed elsewhere herein, we are not aware of any material legal proceedings to which we are a party or to which our property is subject, nor are we aware that any such proceedings are contemplated.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Except as otherwise disclosed herein, we are not aware of any material interest, direct or indirect, of any director or executive officer of the Company, any person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the voting rights attached to the Common Shares, or any associate or affiliate of any of the foregoing, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect us.
TRANSFER AGENTS AND REGISTRARS
The registrar and transfer agent for our Common Shares is Computershare Investor Services Inc. at its principal office in Vancouver located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 and 11th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.

The registrar and transfer agent for our Class C Warrants is Computershare Trust Company of Canada at its principal offices located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.
The register of transfers for our:
(a)	Common Shares is located at our Transfer Agent’s principal offices in Vancouver, British Columbia and Toronto, Ontario; and

(b)	Class C Warrants is located at the Class C Warrant Trustee’s principal offices in Vancouver, British Columbia and Toronto, Ontario.
MATERIAL CONTRACTS
Except for contracts entered into in the ordinary course of business or as otherwise disclosed herein, Western has not entered into any other material contracts within the most recently completed financial year or before the most recently completed financial year (but after January 1, 2002) and still in effect.
The material contracts disclosed herein include the BBLF Facilities, the Fibre Supply Agreement and the Registration Rights Agreement.
INTEREST OF EXPERTS
Our auditors, KPMG LLP, have prepared the audit report attached to our audited financial statements for our most recent year-end. KPMG LLP has confirmed that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia as of February 22, 2008.
ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, and securities authorized for issuance under equity compensation plans, will be contained in our management information circular for our annual meeting of shareholders to be held on May 8, 2008. Additional financial information is provided in our audited financial statements and accompanying management’s discussion and analysis for our most recent year-end. Additional information relating to Western is available on SEDAR at www.sedar.com under the Company name.

GLOSSARY OF CERTAIN TERMS
Certain terms used herein are defined below.

“AAC”	Allowable annual cut — the volume of timber which the holder of a tree farm licence or forest licence may harvest under the licence in any given year as determined by the Ministry of Forests.

“annual cut”	The volume of timber which the holder of a timber licence expects to harvest annually from that timber licence.

“BAM”	Brookfield Asset Management Inc.

“BBLF”	Brookfield Bridge Lending Fund Inc.

“BBLF Facilities”	The US Facility and the Canadian Facility, collectively, described under “Capital and Debt Structure – Senior Secured Facilities”.

“board feet”	The plural of board foot; a board foot is calculated by multiplying 1” x 12” x 12” = 1 foot board measure gross count. Lumber is then finished (planed/sanded) to a smaller size and sold based on the original gross count. The difference between gross size and net size is approximately 7%.

“Canadian GAAP”	Canadian generally accepted accounting principles.

“CBCA”	Canada Business Corporations Act, as amended.

“CCAA”	Companies’ Creditors Arrangement Act (Canada), as amended.

“CIBC Prime”	Canadian Imperial Bank of Commerce prime lending rate

“CIT”	CIT Business Credit Canada Inc.

“Class A and B Warrants”	The class A and B warrants of Western issued pursuant to the Class A and B warrant indenture dated as of June 28, 2004 between Western and the Bank of New York in connection with the Plan.

“Class C Warrant Indenture”	The class C warrant indenture dated as of July 27, 2004 between Western and Computershare Trust Company of Canada.

“Class C Warrants”	The class C warrants of Western, consisting of three tranches, Tranche 1, Tranche 2 and Tranche 3, issued pursuant to the Class C Warrant Indenture.

“Exchange Limitation”	Means the requirement that no holder or group of holders should beneficially own, or exercise control or direction over, 50% or more of the Common Shares,.

“forest licence” or “FL”	A licence granted by the Ministry of Forests which entitles the holder to cut a specific volume of timber on government lands.

“Forest Investment Account” or “FIA”	A Provincial Government mechanism for promoting sustainable forest management in British Columbia through which the Minister of Forests may provide funding for certain forest management activities.

“FR Act”	Forestry Revitalization Act (British Columbia).

“FR Plan”	Forest Revitalization Plan.

“green”	A term used to describe lumber that is not kiln-dried or air-dried.

“hectare”	An area 100 metres by 100 metres, equal to 2.47 acres.

“hog fuel”	Wood residue produced by a sawmill or a log merchandiser.

“ISO”	International Standards Organization.

“IWA Council”	IWA Council of the United Steelworkers Union.

“m3”	A cubic metre.

“Ministry of Forests”	The Ministry of Forests and Range of British Columbia.

“MMfbm”	One million board feet measure (see “board feet”).

“Part 13”	Part 13 of the Forest Act, under which the Province of B.C. may suspend cutting authorities or plans in identified areas in the public interest for a period of time specified in regulations. Also known as “Designated” or “Protected” areas.

“Predecessor”	Doman Industries Limited, Alpine Projects Limited, Diamond Lumber Sales Limited, 4018940 Canada Inc. (formerly Doman Forest Products Limited), 4019008 Canada Inc. (formerly Doman’s Freightways Ltd.), 0183903 B.C. Ltd. (formerly Doman Holdings Limited), 4018966 Canada Inc., (formerly Doman Investments Limited), 4019016 Canada Inc. (formerly Doman Log Supply Ltd.), 4018982 Canada Inc. (formerly Doman Western Lumber Ltd.), Eacom Timber Sales Ltd., 4018958 Canada Inc. (formerly Western Forest Products Limited), 4018974 Canada Inc. (formerly Western Pulp Inc.), Western Pulp Limited Partnership and Quatsino Navigation Company Limited.

“replaceable contract”	Replaceable contract under the Forest Act. An “evergreen” timber harvesting contract that is entered into between a holder of a replaceable licence and a contractor, whereby the contractor is obligated to perform one or more defined phases of timber harvesting within the licence and, if satisfactorily performed, the licence holder is obligated, prior to the expiry of the term of the contract, to offer the contractor a replacement contract on substantially the same terms and conditions as the contract being replaced.

“SPF 2x4 lumber”	2” x 4” kiln-dried random lengths of spruce, pine and fir lumber, which is a North American commodity grade of standard and better dimensional lumber.

“Standby Purchasers”	Tricap Management, certain mutual funds for which Merrill Lynch Investment Managers LP or its affiliates serves as investment adviser, certain funds for which Quadrangle Group LCC or its affiliates serves as adviser or manager and Amaranth LLC.

“sustained yield”	The yield that a forest can produce continuously (i.e. in perpetuity) at a given intensity of management without impairment of the land’s productivity, with the intent that there will be a balance between timber growth and harvesting on a sustainable basis.

“timber licence” or “TL”	A licence granted by the Ministry of Forests which entitles the holder to harvest the area over a specified period.

“timber supply areas” or “TSA”	The areas of Provincial Government timberland which are not designated as TFLs.

“tonne”	A metric tonne — 1,000 kilograms or 2,204.6 pounds.

“tree farm licence” or “TFL”	A TFL is a replaceable timber tenure that requires the licensee to manage a specified area of timberland on a sustained yield basis. TFLs are granted for 25-year terms and, subject to satisfactory performance of its obligations under the TFL agreement by the licensee, are replaced by the Minister of Forests every five to 10 years with a new TFL with a 25-year term.

“Tricap”	Tricap Partners Ltd.

“Tricap Group”	Tricap Management and the co-investors in Tricap Partners Ltd.

“Tricap Management”	Tricap Management Limited.

“volumetric unit”	Equals 200 cubic feet of wood chips.

“wood chips”	Small pieces of wood used to make pulp. The wood chips are produced either from wood-waste in a sawmill or a log merchandiser or from pulp wood cut specifically for this purpose. Wood chips are generally uniform in size and are larger and coarser than sawdust.

APPENDIX
WESTERN FOREST PRODUCTS INC.
AUDIT COMMITTEE CHARTER
1.	Purpose

The Board of Directors (the “Board”) of Western Forest Products Inc. (the “Corporation”) has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities regarding:
(a)	the accuracy and completeness of the Corporation’s financial statements;

(b)	the internal control and financial reporting systems of the Corporation;

(c)	the selection and activities of the Corporation’s external auditor;

(d)	risk management;

(e)	the Corporation’s compliance with legal and regulatory requirements, and

(f)	any additional duties set out in this Charter or otherwise delegated to the Committee by the Board.
2.	Members

Committee members, including the Committee Chair, shall be appointed annually by the Board based on recommendations of the Nominating and Corporate Governance Committee and shall consist of at least three members of the Board who meet the independence requirements of Multilateral Instrument 52-110 — Audit Committees.

All members of the Committee shall be financially literate. While the Board shall determine the definition of and criteria for financial literacy, this shall, at a minimum, include the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
3.	Duties

The Committee shall have the following duties:
(a)	Financial Reporting and Disclosure
(i)	Audited Annual Financial Statements: Review the audited annual financial statements as prepared by management in conjunction with the external auditors, related management discussion and analysis (“MD&A”) and earnings press releases for submission to Board for approval.

(ii)	Quarterly Review: Review the unaudited quarterly financial statements, the related MD&A and earnings press releases for submission to the Board for approval.

(iii)	Significant Accounting Practices and Disclosure Issues: Review with management and the external auditor, significant accounting practices employed by the Corporation and disclosure issues, including complex or unusual transactions, judgmental areas such reserves or estimates, significant changes to accounting principles, and alternative treatments under Canadian GAAP for material transactions. This review process shall be undertaken in order to have reasonable assurance that the financial statements are complete, do not contain any misrepresentations, and present fairly the Corporation’s financial position and the results of its operations in accordance with Canadian GAAP.

(iv)	Compliance: Confirm through discussions with management and auditors whether Canadian GAAP and all applicable laws or regulations related to financial reporting and disclosure have been considered and obtain confirmations from management that Canadian GAAP and all such applicable laws have been complied with.

(v)	Legal Events: Review any actual or anticipated litigation or other events, including tax assessments, which could have a material current or future affect on the Corporation’s financial statements, and the manner in which these have been disclosed in the financial statements.

(vi)	Off-Balance Sheet Transactions: Discuss with management the effect of any off-balance sheet transactions, arrangements, obligations and other relationships with unconsolidated entities or other persons that may have a material current or future affect on the Corporation’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components or revenues and expenses.

(vii)	Disclosure Procedures: Satisfy itself that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted from the Corporation’s financial statements and periodically assess the adequacy of those procedures.
(b)	Oversight of Internal Controls
(i)	Review and Assessment: Review the adequacy and effectiveness of the Corporation’s system of internal control and management information systems through discussions with management and the external auditor.

(ii)	Oversight: Oversee system of internal control, by:
•	Consulting with the external auditor regarding the adequacy of the Corporation’s internal controls;

•	Monitoring policies and procedures for internal accounting, financial control and management information, electronic data control and computer security;

•	Obtaining from management adequate assurances that all statutory payments and withholdings have been made; and

•	Taking other actions as considered necessary.
(iii)	Fraud: Oversee investigations of alleged fraud and illegality relating to the Corporation’s finances and any resulting actions.

(iv)	Complaint: Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters, and for the protection from retaliation of those who report such complaints in good faith.
(c)	External Audit
(i)	Appointment or Replacement: Recommend the appointment or replacement of the external auditor to the Board, who will consider the recommendation prior to submitting the nomination to the shareholders for their approval.

(ii)	Compensation: Review with management, and make recommendations to the Board, regarding the compensation of the external auditor. In making a recommendation with respect to compensation, the Committee shall consider the number and nature of reports issued by the external auditor, the quality of internal controls, the size, complexity and financial condition of the Corporation, and the extent of other support provided by the Corporation to the external auditor.

(iii)	Reporting Relationships: The external auditor will report directly to the Committee.

(iv)	Performance: Review with management the terms of the external auditor’s engagement, accountability, experience, qualifications and performance. Evaluate the performance of the external auditor.

(v)	Transition: Review management’s plans for an orderly transition to a new external auditor, if required.

(vi)	Audit Plan: Review the audit plan and scope of the external audit with the external auditor and management, and consider the nature and scope of the planned audit procedures.

(vii)	Audit Plan Changes: Discuss with the external auditor any significant changes required in the approach or scope of their audit plan, management’s handling of any proposed adjustments identified by the external auditor, and any actions or inactions by management that limited or restricted the scope of their work.

(viii)	Review of Results: Review, independently from management and without management present, the results of the annual external audit, the audit report thereon and the auditor’s review of the related MD&A, and discuss with the external auditor the quality (not just the acceptability) of accounting principles used, any alternative treatments of financial information that have been discussed with management, the ramifications of their use and the auditor’s preferred treatment, and any other material communications with management.

(ix)	Disagreements with Management: Resolve any disagreements between management and the external auditor regarding financial reporting.

(x)	Material Written Communications: Review all other material written communications between the external auditor and management, including the post-audit management letter containing the recommendations of the external auditor, management’s response and, subsequently, follow up identified weaknesses.

(xi)	Interim Financial Statements: Engage the external auditor to review all internal financial statements and review the results of the auditor’s review of the interim financial statements and the auditor’s review of the related MD&A independent of and without management present.

(xii)	Other Audit Matters: Review any other matters related to the external audit that are to be communicated to the Committee under generally accepted auditing standards or that relate to the external auditor.

(xiii)	Meeting with External Auditor: Meet with the external auditor independently from management and without management present (1) at least annually to discuss and review specific issues; and (2) as appropriate with respect to any significant matters that the auditor may wish to bring to the Committee for its consideration.

(xiv)	Correspondence: Review with management and the external auditor any correspondence with regulators or governmental agencies, employee complaints or published reports that raise material issues regarding the Corporation’s financial statements or accounting policies.

(xv)	Independence: At least annually, and before the external auditor issues its report on the annual financial statements, review and confirm the independence of the external auditor through discussions with the auditor on their relationship with the Corporation, including details of all non-audit services provided. Consider the safeguards implemented by the external auditor to minimize any threats to their independence, and take action to eliminate all factors that might impair, or be perceived to impair, the independence of the external auditor. Consider the number of years the lead audit partner has been assigned to the Corporation, and consider whether it is appropriate to recommend to the Board a policy of rotating the lead audit partner more frequently than every five years, as is required under the rules of the Canadian Public Accountability Board.

(xvi)	Non-Audit/Audit Services: Pre-approve, in accordance with applicable law, any non-audit services to be provided to the Corporation by the external auditor, with reference to compatibility of the service with the external auditor’s independence.

(xvii)	Hiring Policies: Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor.
(d)	Risk Management

Review and assess the adequacy of the Corporation’s risk management policies and procedures with respect to the Corporation’s principal business risks. Review and assess the adequacy of the implementation of appropriate systems to mitigate and manage the risks, and report regularly to the Board. Review the Corporation’s insurance program.

(e)	Regulatory Compliance

Review with management the Corporation’s relationship with regulators and the timeliness and accuracy of Corporation filings with regulatory authorities.

(f)	Related Party Transactions

Review with management all related party transactions and the development of policies and procedures related to those transactions.

(g)	Board Relationship and Reporting
(i)	Adequacy of Charter: Review and assess the adequacy of the Committee Charter annually and submit such amendments as the Committee proposes to the Board.

(ii)	Disclosure: Oversee appropriate disclosure of the Committee’s Charter, and other information required to be disclosed by applicable legislation, in the Corporation’s Annual Information Form and all other applicable disclosure documents, including any management information circular distributed in connection with the solicitation of proxies from the Corporation’s security holders.

(iii)	Reporting: Report regularly to the Board on Committee activities, issues and related recommendations.
4.	Chair

The Board will in each year appoint the Chair of the Committee. The Chair shall be financially literate. In the Chair’s absence, or if the position is vacant, the Committee may select another member as Chair. The Chair will have the right to exercise all powers of the Committee between meetings but will attempt to involve all other members as appropriate prior to the exercise of any powers and will, in any event, advise all other members of any decisions made or powers exercised.

5.	Meetings

The Committee shall meet at the request of its Chair, but in any event it will meet at least four times a year. Notices calling meetings shall be sent to all Committee members. The external auditor or any member of the Committee may call a meeting of the Committee. The Chair of the Committee shall develop and set the Committee’s agenda, in consultation with the other members of the Committee. Each member of the Committee is free to suggest the inclusion of items on the agenda. The agenda and information concerning the business to be conducted at each Committee meeting shall be distributed to the members of the Committee in advance of each meeting to permit meaningful review.

6.	Quorum

A majority of members of the Committee, present in person, by teleconference, or by videoconference will constitute a quorum.

7.	Removal and Vacancy

A member may resign from the Committee, and may be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to be a director. The Board will fill vacancies in the Committee by appointment from among the directors of the Board in accordance with Section 2 of this Charter. Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all its powers.

8.	Experts and Advisors

In order to carry out its duties, the Committee may retain or appoint, at the Corporation’s expense, such independent counsel and other experts and advisors as it deems necessary. The Committee shall provide notice to the Nominating and Corporate Governance Committee of its actions in this regard.

9.	Access

The Committee may have access to and direct contact with any employee, contractor, supplier, customer or other person that is engaged in any business relationship with the Corporation to confirm information or to investigate any matter within the mandate of the Committee.

10.	Secretary and Minutes

The Chair of the Committee shall appoint a secretary for each meeting to keep minutes of such meeting. The minutes of the Committee will be in writing and duly entered into the books of the Corporation. The minutes of the Committee will be circulated to all members of the Board.
Dated as of May 6, 2005